03036282

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 3, 2003, Series 2003-11	**333-109503**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: ______________________
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: November 3, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: /s/ Richard Johnson
Name: Richard Johnson
Title: Chief Financial Officer

Dated: November 3, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Revised Computational Materials

Impac CMB Trust Series 2003-11

COLLATERALIZED ASSET-BACKED BONDS, SERIES 2003-11

$993,971,000

(Approximate)

IMH Assets Corp.

Depositor

Impac Mortgage Holdings, Inc.

Seller

Impac Funding Corporation

Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet ***Date Revised: October 29, 2003***

$993,971,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2003-11

Class (1)(2)	Approximate Bond Balance (3)	Tranche Type	WAL (Yrs.) Call/Mat (4)(5)	Modified Duration (Yrs.) Call/Mat(4) (5)	Payment Window (Mos.) Call/Mat(4) (5)	Expected Rating (Moody's / S&P)(6)	Last Scheduled Payment Date
1-A-1	$803,803,000	Floating Rate Senior	2.17 / 2.71	2.13 / 2.63	1-50 / 1-169	Aaa / AAA	September 2033
1-A-2	$16,404,000	Floating Rate Senior Support	2.17 / 2.71	2.13 / 2.62	1-50 / 1-169	Aa1 / AAA	September 2033
1-M-1	$46,934,000	Floating Rate Mezzanine	2.17 / 2.71	2.12 / 2.60	1-50 / 1-169	Aa2 / AA+	September 2033
1-M-2	$25,062,000	Floating Rate Mezzanine	2.17 / 2.71	2.09 / 2.56	1-50 / 1-169	A1 / AA	September 2033
1-M-3	$19,138,000	Floating Rate Mezzanine	2.17 / 2.71	2.08 / 2.53	1-50 / 1-169	A2 / AA	September 2033
2-A-1	$39,719,000	Floating Rate Multi-Family Senior	3.31 / 4.47	3.24 / 4.30	1-50 / 1-193	Aaa / AAA	September 2033
2-M-1	$11,171,000	Floating Rate Multi-Family Mezzanine	3.31 / 4.47	3.22 / 4.25	1-50 / 1-193	Aa2 / AA	September 2033
2-M-2	$10,905,000	Floating Rate Multi-Family Mezzanine	3.31 / 4.47	3.14 / 4.11	1-50 / 1-193	A2 / A	September 2033
2-B-1	$20,835,000	Floating Rate Multi-Family Subordinate	3.31 / 4.47	3.02 / 3.87	1-50 / 1-193	Baa2 / BBB	September 2033
Total:	**$993,971,000**						

(1) The Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds (together, the "Group 1 Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds (together, the "Group 2 Bonds") are backed by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under "Group 1 Priority of Payments" and "Group 2 Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) The Group 1 Bonds and Group 2 Bonds, respectively, are subject to a cap equal to the lesser of (i) 11.50% and 10.10%, respectively, and (ii) the applicable Available Funds Rate (as described below).

(3) The bond balances are subject to a +/-5% variance.

(4) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1, Class 1-A-2 and Class 2-A-1 Bonds will increase 2.0x, and (ii) the margin for the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds will increase 1.5x.

(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(6) Rating agency contacts: Standard & Poor's, Julia Clements, (212) 438-7647; Moody's, Pooja Bharwani, (212) 553-7135.

Trust:	Impac CMB Trust Series 2003-11.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before January 1, 2004 Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Group 1 Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Group 1 Subsequent Mortgage Loans, no later than three months after the date of transfer. Midland Loan Services, Inc. will sub-service the Group 2 Mortgage Loans.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of the Group 1 Bonds and the Group 2 Bonds.
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 2-A-1 and Class 2-M-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	October 1, 2003.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of October 1, 2003, or the origination date of such Mortgage Loan. For each Group 1 Subsequent Mortgage Loan, the later of the first day of the month in which the Group 1 Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Group 1 Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Group 1 Pre-Funding Account on the Closing Date.
Expected Pricing Date:	October [30], 2003.
Expected Closing Date:	November [6], 2003.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in November 2003.

Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the sum of the outstanding aggregate principal balance of the Mortgage Loans and the Group 1 Pre-Funded Amount is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in November 2013.
Pricing Prepayment Speed:	The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR and (ii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments in the first 12 months after the origination date of such mortgage loan, 10% CPR in the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $700,000,813, of which: (a) approximately $611,342,405 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $88,658,408 consist of a pool of adjustable rate multi-family mortgage loans secured by first liens on the elated mortgaged properties (the "Group 2 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Group 1 Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Group 1 Original Pre-Funded Amount:	A deposit of not more than $227,835,398 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the purpose of the Group 1 Bonds. From the Closing Date to no later than January 20, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as a prepayment of principal on the Group 1 Bonds on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Note Rate: The Note Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.50% for the Group 1 Bonds and a fixed cap of 10.10% for the Group 2 Bonds.

Premium Rate: Approximately 6.90% of the Group 1 Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for the Group 1 Mortgage Loans. As of the Sample Pool Calculation Date, The Premium Rate of the Group 1 Mortgage Loans is approximately 0.075%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0043]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 2 Mortgage Loans (which is expected to be approximately [0.250]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0043]% and (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans.

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: Any of the Group 1 Available Funds Rate or Group 2 Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest accrued on the related Bonds at the lesser of (i) 1-Month LIBOR plus the related margin and (ii) 11.50% for the Group 1 Bonds and 10.10% for the Group 2 Bonds, over (b) interest accrued on the related Mortgage Loans at the applicable Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts") on each Payment Date, plus unpaid Basis Risk Shortfall Amounts from prior Payment Dates, to the extent previously unreimbursed by the related Derivative Contracts (as defined below) and Excess Cash Flow related to each Group, as described under "Priority of Payments" below, will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow related to each Group, as described under "Priority of Payments" below, or the related Derivative Contracts. Excess Cash Flow relating to one Group will not be available to cover Basis Risk Shortfall Amounts related to the other Group. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Group 1 Bond and Group 2 Bonds (the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts," collectively, the "Derivative Contracts"). The Group 1 Derivative Contracts will have an initial aggregate notional balance of $67,530,900 on February 25, 2004, will increase to $128,640,400 on March 25, 2004, will increase to $615,309,500 on April 25, 2004 and will decline thereafter. The Group 2 Derivative Contracts will have an initial aggregate notional balance of $19,844,300 on November 25, 2003, will amortize down until March 25, 2004, will increase to $63,229,900 on February 25, 2004 and will decline thereafter. The increases in notional amounts on the Derivative Contracts will be as a result of some Derivative Contracts to be deposited into the trust on the Closing Date having later start dates than others. Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 1 Bonds, first to the Class 1-A-1 Bonds, then to the Class 1-A-2 Bonds, then to the Class 1-M-1 Bonds, then to the Class 1-M-2 Bonds, then to the Class 1-M-3 Bonds, then to the Class 1-M-4 Bonds, any Basis Risk Amounts relating to the Group 1 Bonds. Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 2 Bonds, first to the Class 2-A-1 Bonds, then to the Class 2-M-1 Bonds, then to the Class 2-M-2 Bonds, then to the Class 2-B-1 Bonds, any Basis Risk Amounts relating to the Group 2 Bonds. None of the Derivative Contracts will have a remaining term in excess of 56 months.

In any given period, the aggregate notional balance of the Group 1 Swap Contracts and the Group 2 Swap Contracts will not exceed the aggregate balance of the Group 1 Bonds and Group 2 Bonds, respectively.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's / S&P	Subordination (after required target is reached)
1-A-1	Aaa / AAA	12.30%
1-A-2	Aa1 / AAA	10.50%
1-M-1	Aa2 / AA+	5.35%
1-M-2	A1 / AA	2.60%
1-M-3	A2 / AA	0.50%
2-A-1	Aaa / AAA	55.85%
2-M-1	Aa2 / AA	43.25%
2-M-2	A2 / A	30.95%
2-B-1	Baa2 / BBB	7.45%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Group 1 Overcollateralization. The required initial Group 1 Overcollateralization will be zero and will remain at zero through the Payment Date occurring in April 2004, after which time the required target Group 1 Overcollateralization will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Group 1 Mortgage Loans (such balance the "Group 1 Cut-off Date Balance") and the Group 1 Pre-Funded Amount (approximately $4,556,708). The required Group 1 Overcollateralization amount does not stepdown.

2. Group 2 Overcollateralization. The required initial Group 2 Overcollateralization will be 6.80% and the required target Group 2 Overcollateralization will be 7.45% (approximately $6,605,051) of the sum of the aggregate Cut-off Date Balance of the Group 2 Mortgage Loans (such balance the "Group 2 Cut-off Date Balance") and remain at 7.45% through the Distribution Date prior to Group 2 Stepdown Date.

   a. *Stepdown of Group 2 Overcollateralization*: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 Overcollateralization will equal the greatest of (i) an amount equal to 14.90% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans, (ii) an overcollateralization floor equal to 0.50% of the Group 2 Cut-off Date Balance and (iii) two times the excess of (1) 50% of the aggregate principal balance of the Group 2 Mortgage Loans 90 or more days delinquent (including Group 2 Mortgage Loans in bankruptcy or foreclosure and REO loans) as of the end of the related Due Period over (2) four times the Excess Cash Flow for such Payment Date. As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in November 2008, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the Group 2 Cut-off Date Balance.

   b. *Group 2 Trigger Event:* Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 2 Overcollateralization Target will equal 7.45% of the Group 2 Cut-off Date Balance.

3. Excess Cash Flow. "Group 1 Excess Cash Flow" and "Group 2 Excess Cash Flow" for any Payment Date and group of Bonds will be equal to the available funds remaining after priorities 1 and 2, under "Group 1 Priority of Payments" and "Group 2 Priority of Payments," respectively, below.

4. Subordination. The Class 1-M-3 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1, Class 1-A-2, Class 1-M-1 and Class 1-M-2 Bonds. The Class 1-M-2 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1, Class 1-A-2 and Class 1-M-1 Bonds. The Class 1-M-1 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1 and Class 1-A-2 Bonds. The Class 1-A-2 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1 Bonds. The Class 2-B-1 Bonds will be subordinate to, and provide credit support for, the Class 2-A-1, Class 2-M-1 and Class 2-M-2 Bonds. The Class 2-M-2 Bonds will be subordinate to, and provide credit support for, the Class 2-A-1 and Class 2-M-1 Bonds. The Class 2-M-1 Bonds will be subordinate to, and provide credit support for, the Class 2-A-1 Bonds.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a Loan Group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such Loan Group, (ii) second, by Excess Cash Flow relating to the non-related Loan Group and (iii) last, by the reduction of overcollateralization relating to such Loan Group.

Additional protection will be provided to the Class 1-A-1 Bonds and Class 2-A-1 Bonds, by applying any losses allocable to the Class 1-A-1 Bonds or Class 2-A-1 Bonds, following the reduction of any Group 1 or Group 2 overcollateralization (as applicable) to zero, to the related Mezzanine Bonds (and in the Case of the Group 1 Bonds, to the Class 1-A-2 Bonds). Any Realized Losses allocated to the Class 1-A-2 Bonds and Mezzanine Bonds will not bear interest and may only be reimbursed as provided below in "*Priority of Payments.*"

Allocated Realized Loss Amount:

With respect to any class of Bonds (except for the Class 1-A-1 and Class 2-A-1 Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions:

Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 1 Bonds (such amount the "Group 1 Principal Distribution Amount").

Group 1 Priority of Payments:

Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 1 interest funds, sequentially, to the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds;
2. From Group 1 available funds, on a *pro rata* basis, the Group 1 Principal Distribution Amount to the Group 1 Bonds;

3. Group 1 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 1 Bonds on a *pro rata* basis to build or restore Group 1 Overcollateralization to the required Group 1 Overcollateralization Target amount;
4. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds, in respect of Allocated Realized Loss Amounts;
5. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds, to cover any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, *pro* rata, as principal to the Group 2 Bonds to restore the Group 2 Overcollateralization, which may have been reduced by Realized Losses on the Group 2 Mortgage Loans, to the Group 2 Overcollateralization Target (after application of Group 2 Excess Cash Flow);
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to the Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 2 Priority of Payments: Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 2 interest funds, sequentially, to the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds;
2. From Group 2 available funds, on a *pro rata* basis, the Group 2 Principal Distribution Amount to the Group 2 Bonds;
3. Group 2 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 2 Bonds on a *pro rata* basis to build or restore Group 2 Overcollateralization to the required Group 2 Overcollateralization Target amount;
4. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, in respect of Allocated Realized Losses;
5. Group 2 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, to

cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;

7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above, *pro rata*, as principal to the Group 1 Bonds to restore the Group 1 Overcollateralization, which may have been reduced by Realized Losses on the Group 1 Mortgage Loans, to the Group 1 Overcollateralization Target (after application of Group 1 Excess Cash Flow);
8. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to the Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2003-11, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$803,803,000
Pass-Thru Margin (pre-step-up):	0.35%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	35	35	35	35	35
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.85	2.70	2.13	1.35	1.08
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	42	42	41	41
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	16.27	3.32	2.63	1.64	1.29
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 1-A-2

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$16,404,000
Pass-Thru Margin (pre-step-up):	0.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.78	2.69	2.13	1.34	1.07
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	72	59	59	59	58
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	15.97	3.30	2.62	1.64	1.29
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 1-M-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$46,934,000
Pass-Thru Margin (pre-step-up):	0.67%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	67	67	67	67	67
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.70	2.68	2.12	1.34	1.07
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	82	73	73	73	72
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	15.73	3.28	2.60	1.63	1.28
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 1-M-2

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$25,062,000
Pass-Thru Margin (pre-step-up):	1.35%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	135	135	135	135	135
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.40	2.63	2.09	1.33	1.06
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	163	147	147	147	146
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	14.58	3.21	2.56	1.61	1.27
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 1-M-3

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$19,138,000
Pass-Thru Margin (pre-step-up):	1.70%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	170	170	170	170	170
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.24	2.61	2.08	1.32	1.06
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	205	185	185	185	184
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	14.05	3.17	2.53	1.60	1.26
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 2-A-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$39,719,000
Pass-Thru Margin (pre-step-up):	0.45%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	45	45	45	45
WAL (yr)	9.06	3.92	3.31	2.32	1.95
MDUR (yr)	8.46	3.81	3.24	2.29	1.93
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	55	56	59	61
WAL (yr)	17.95	5.15	4.47	3.47	3.09
MDUR (yr)	15.18	4.91	4.30	3.37	3.02
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	Mar23	Nov19	Sep14	Dec12

Impac CMB Trust Series 2003-11, Class 2-M-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$11,171,000
Pass-Thru Margin (pre-step-up):	0.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.06	3.92	3.31	2.32	1.95
MDUR (yr)	8.33	3.78	3.22	2.28	1.92
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	91	83	84	87	88
WAL (yr)	17.95	5.15	4.47	3.47	3.09
MDUR (yr)	14.73	4.85	4.25	3.35	3.00
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	Mar23	Nov19	Sep14	Dec12

Impac CMB Trust Series 2003-11, Class 2-M-2

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$10,905,000
Pass-Thru Margin (pre-step-up):	1.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	175	175	175	175	175
WAL (yr)	9.06	3.92	3.31	2.32	1.95
MDUR (yr)	7.91	3.68	3.14	2.24	1.89
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	210	193	195	202	206
WAL (yr)	17.95	5.15	4.47	3.47	3.09
MDUR (yr)	13.24	4.66	4.11	3.26	2.92
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	Mar23	Nov19	Sep14	Dec12

Impac CMB Trust Series 2003-11, Class 2-B-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$20,835,000
Pass-Thru Margin (pre-step-up):	3.00%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 98.20469 (bps)	351	407	425	474	505
WAL (yr)	9.06	3.92	3.31	2.32	1.95
MDUR (yr)	7.35	3.52	3.02	2.17	1.83
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 98.20469 (bps)	386	415	430	467	486
WAL (yr)	17.95	5.15	4.47	3.47	3.09
MDUR (yr)	11.50	4.36	3.87	3.09	2.79
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	Mar23	Nov19	Sep14	Dec12

[Available Rate Schedules and Collateral Tables to follow]

Group 1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.05	3.05
2	5.18	5.18
3	5.01	5.01
4	4.87	5.66
5	5.08	6.65
6	3.92	11.73
7	4.09	12.08
8	4.01	12.34
9	4.17	12.68
10	4.16	12.82
11	4.25	13.07
12	4.50	13.51
13	4.53	13.68
14	4.85	14.17
15	4.88	14.33
16	5.01	14.59
17	5.42	15.16
18	5.31	15.15
19	5.52	15.47
20	5.61	15.69
21	5.80	15.98
22	5.83	16.08
23	5.93	15.37
24	5.85	10.68
25	5.94	11.07
26	6.21	11.63
27	6.02	11.43
28	5.99	11.43
29	6.49	12.07
30	6.19	11.81
31	6.55	12.29
32	6.65	12.41
33	6.89	12.72

Period	Available Rate (2)	Available Rate (3)
34	6.80	12.61
35	6.83	12.50
36	7.00	11.49
37	7.05	11.63
38	7.40	12.23
39	7.22	12.00
40	7.24	12.03
41	7.88	12.88
42	7.36	12.33
43	7.67	12.84
44	7.57	12.73
45	7.81	13.05
46	7.63	12.81
47	7.65	12.85
48	7.97	13.26
49	7.86	13.08
50	8.15	13.43

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward LIBOR curves instantaneously increase by 1000 basis points in period 2 and thereafter and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	7.79	7.79
2	4.83	7.24
3	4.71	7.10
4	3.90	11.59
5	4.11	11.79
6	3.98	11.65
7	4.17	11.83
8	4.16	11.80
9	4.34	11.97
10	4.33	11.94
11	4.42	12.01
12	4.63	12.20
13	4.64	12.26
14	4.85	12.52
15	4.86	12.59
16	4.98	12.75
17	5.41	13.23
18	5.19	13.06
19	5.39	13.30
20	5.38	13.34
21	5.56	13.57
22	5.56	13.61
23	5.68	13.77
24	5.88	14.02
25	5.84	14.06
26	5.92	14.23
27	5.75	14.15
28	5.71	14.21
29	6.05	14.63
30	5.87	14.55
31	6.15	14.93
32	6.12	14.03
33	6.38	14.37
34	6.18	13.12
35	6.27	13.29
36	6.95	14.53
37	6.89	14.60
38	7.07	14.96
39	7.01	15.06
40	7.09	15.31
41	7.55	16.00
42	7.32	15.86
43	7.56	16.29
44	7.55	16.47
45	7.79	16.92
46	7.78	17.11
47	7.91	17.45
48	8.19	17.90
49	8.22	18.20
50	8.45	18.76

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward LIBOR curves instantaneously increase by 1000 basis points in period 2 and thereafter and includes all projected cash proceeds from the Derivative Contracts.

Countrywide SECURITIES CORPORATION
A Countrywide Capital Markets Company

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		2,399	
Total Outstanding Balance		$611,342,405	
Average Loan Balance		$254,832	$42,974 to $968,000
WA Mortgage Rate		5.661%	2.875% to 10.000%
WA Mortgage Rate Net LPMI		5.585%	2.875% to 9.000%
Net WAC		5.175%	2.465% to 8.590%
ARM Characteristics			
WA Gross Margin		3.462%	1.124% to 7.000%
WA Months to First Roll		30	3 to 119
WA First Periodic Cap		3.048%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.120%	1.000% to 2.000%
WA Lifetime Cap		11.545%	8.625% to 16.000%
WA Lifetime Floor		3.534%	1.124% to 9.000%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	356 to 360
WA Age (months)		1	0 to 4
WA LTV		79.00%	16.67% to 100.00%
WA FICO		697	
WA DTI%		37.96%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		65.90%	
Prepay Moves Exempted	Soft	25.93%	
	Hard	39.97%	
	No Prepay	34.10%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	63.47%	SFR	65.77%	REDUCED	46.98%	PUR	63.23%	OWNER	86.84%	0	34.10%
FL	9.43%	PUD	16.67%	FULL	27.87%	REFI/CO	26.16%	INV HM	10.67%	12	15.24%
MD	2.84%	CND	10.44%	NINA	9.71%	REFI	10.61%	2ND HM	2.49%	24	32.61%
VA	2.28%	2-4 FAMILY	7.07%	NO RATIO	6.99%					36	9.11%
GA	2.26%	MANUF	0.04%	NISA	6.95%					60	8.94%

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3/1 CMT1Y	$321,726	1	0.05	$321,726	3.750	3.750	3.750	3.340	359.00	1.00	678	69.4
7/1 CMT1Y	$1,032,168	2	0.17	$516,084	4.875	5.000	4.914	4.504	359.00	1.00	782	78.7
5/1 LIB12M	$6,445,800	14	1.05	$460,414	4.875	5.875	5.204	4.794	359.16	0.84	738	74.2
30Y LIB6M	$113,605,799	417	18.58	$272,436	2.875	9.375	5.378	4.886	359.54	0.46	693	79.4
2/28 LIB6M	$280,126,187	1,199	45.82	$233,633	3.625	10.000	5.865	5.325	359.32	0.68	690	81.3
3/27 LIB6M	$78,404,807	309	12.83	$253,737	3.375	9.000	5.595	5.180	359.32	0.68	698	77.6
5/25 LIB6M	$120,205,501	422	19.66	$284,847	3.875	8.000	5.545	5.133	358.90	1.10	713	75.2
7/23 LIB6M	$11,003,735	34	1.80	$323,639	3.625	6.875	5.491	5.081	358.75	1.25	720	72.5
10/20 LIB6M	$196,680	1	0.03	$196,680	5.500	5.500	5.500	5.090	359.00	1.00	724	80.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$0.01 - $50,000.00	$231,765	5	0.04	$46,353	4.750	8.490	7.003	5.908	358.79	1.21	666	81.8
$50,000.01 - $100,000.00	$11,937,524	140	1.95	$85,268	4.250	10.000	6.385	5.840	359.26	0.74	686	79.5
$100,000.01 - $150,000.00	$52,988,454	417	8.67	$127,071	3.375	9.625	6.038	5.510	359.27	0.73	693	81.2
$150,000.01 - $200,000.00	$75,653,973	432	12.38	$175,125	3.625	9.000	5.903	5.359	359.26	0.74	693	81.0
$200,000.01 - $250,000.00	$78,400,210	347	12.82	$225,937	2.875	8.500	5.633	5.121	359.36	0.64	699	79.2
$250,000.01 - $300,000.00	$96,433,079	352	15.77	$273,958	3.625	9.375	5.697	5.196	359.34	0.66	694	80.3
$300,000.01 - $350,000.00	$86,577,195	268	14.16	$323,049	3.500	8.875	5.541	5.065	359.28	0.72	699	79.0
$350,000.01 - $400,000.00	$57,292,312	152	9.37	$376,923	3.875	8.625	5.610	5.155	359.28	0.72	696	79.9
$400,000.01 - $450,000.00	$28,826,185	68	4.72	$423,914	3.750	8.500	5.573	5.155	359.19	0.81	701	79.7
$450,000.01 - $500,000.00	$39,174,237	82	6.41	$477,735	3.875	8.750	5.570	5.111	359.19	0.81	698	76.8
$500,000.01 - $550,000.00	$19,472,781	37	3.19	$526,291	4.000	7.000	5.450	4.996	359.11	0.89	713	78.0
$550,000.01 - $600,000.00	$21,440,450	37	3.51	$579,472	3.375	6.750	5.206	4.796	359.16	0.84	688	73.8
$600,000.01 - $650,000.00	$20,880,313	33	3.42	$632,737	3.875	7.500	5.366	4.956	359.18	0.82	714	73.8
$650,000.01 - $700,000.00	$6,778,281	10	1.11	$677,828	4.250	6.125	5.202	4.791	359.21	0.79	687	65.7
$700,000.01 - $750,000.00	$5,856,646	8	0.96	$732,081	3.875	6.375	5.292	4.881	359.38	0.62	703	73.2
$750,000.01 - $800,000.00	$2,316,000	3	0.38	$772,000	5.500	6.125	5.834	5.423	360.00	0.00	694	74.9
$800,000.01 - $850,000.00	$3,330,000	4	0.54	$832,500	4.375	5.250	4.846	4.435	358.50	1.50	741	72.1
$850,000.01 - $900,000.00	$900,000	1	0.15	$900,000	4.625	4.625	4.625	4.215	358.00	2.00	732	66.7
$900,000.01 - $950,000.00	$1,885,000	2	0.31	$942,500	5.375	5.875	5.626	5.215	359.00	1.00	715	77.5
$950,000.01 - $1,000,000.	$968,000	1	0.16	$968,000	4.750	4.750	4.750	4.340	358.00	2.00	744	80.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AZ	$9,575,176	61	1.57	$156,970	4.375	9.000	6.287	5.751	359.23	0.77	674	83.8
CA	$388,030,235	1,307	63.47	$296,886	2.875	9.000	5.445	4.981	359.30	0.70	703	77.1
CO	$12,626,124	63	2.07	$200,415	3.375	9.375	6.266	5.559	359.27	0.73	689	82.5
CT	$1,594,126	6	0.26	$265,688	3.875	7.750	5.902	5.365	359.25	0.75	641	76.2
DC	$2,857,245	11	0.47	$259,750	4.750	7.375	5.987	5.577	359.00	1.00	683	79.6
DE	$413,556	3	0.07	$137,852	6.375	6.500	6.415	6.004	359.00	1.00	693	90.2

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
FL	$57,636,751	278	9.43	$207,326	3.625	9.375	5.830	5.386	359.30	0.70	693	80.0
GA	$13,791,545	72	2.26	$191,549	4.125	8.000	5.239	4.814	358.70	1.30	697	80.9
HI	$631,815	2	0.10	$315,908	5.880	6.375	6.233	5.493	359.00	1.00	701	89.3
ID	$219,800	2	0.04	$109,900	4.500	5.750	5.003	4.593	360.00	0.00	719	87.7
IL	$13,670,798	76	2.24	$179,879	4.500	9.625	6.661	6.072	359.14	0.86	672	84.3
IN	$647,782	5	0.11	$129,556	5.625	7.000	6.141	5.624	359.00	1.00	739	87.9
KS	$633,540	3	0.10	$211,180	5.875	8.000	7.517	7.107	358.77	1.23	673	90.3
KY	$453,839	2	0.07	$226,919	4.990	5.500	5.350	4.600	359.00	1.00	688	85.9
LA	$375,669	2	0.06	$187,835	6.500	7.000	6.671	6.261	359.66	0.34	625	79.1
MA	$7,167,409	26	1.17	$275,670	4.250	8.375	6.797	6.341	359.19	0.81	691	83.4
MD	$17,349,762	64	2.84	$271,090	4.125	8.500	5.885	5.435	359.10	0.90	690	83.1
MI	$2,358,978	13	0.39	$181,460	4.990	7.990	6.501	5.478	358.97	1.03	685	90.9
MN	$3,499,739	19	0.57	$184,197	4.250	8.625	6.457	5.787	359.75	0.25	684	83.0
MO	$2,127,995	10	0.35	$212,799	5.250	7.625	6.003	5.481	359.34	0.66	657	84.9
MS	$192,800	1	0.03	$192,800	4.875	4.875	4.875	4.465	358.00	2.00	664	80.0
NC	$2,482,986	14	0.41	$177,356	3.500	8.000	6.050	5.551	358.92	1.08	728	83.3
NJ	$5,279,856	21	0.86	$251,422	3.875	8.625	6.196	5.786	359.29	0.71	671	74.5
NM	$123,380	1	0.02	$123,380	6.115	6.115	6.115	4.555	359.00	1.00	745	100.0
NV	$11,607,960	64	1.90	$181,374	4.125	8.500	6.110	5.407	359.35	0.65	693	83.9
NY	$6,574,431	21	1.08	$313,068	3.500	7.750	6.432	6.022	359.20	0.80	685	84.7
OH	$3,661,429	24	0.60	$152,560	4.750	8.000	6.457	5.797	359.33	0.67	679	88.0
OK	$363,850	3	0.06	$121,283	5.625	7.375	6.476	6.065	360.00	0.00	647	88.9
OR	$2,661,133	16	0.44	$166,321	4.500	6.990	5.788	5.231	359.52	0.48	688	79.6
PA	$1,329,037	6	0.22	$221,506	5.500	6.625	5.861	5.300	358.93	1.07	689	86.0
SC	$4,403,207	24	0.72	$183,467	3.750	8.000	5.554	5.105	359.09	0.91	693	85.0
TN	$3,242,567	15	0.53	$216,171	5.125	10.000	6.580	6.029	359.03	0.97	712	85.4
TX	$8,936,129	53	1.46	$168,606	4.875	8.490	6.431	5.817	359.29	0.71	672	84.4
UT	$3,239,661	19	0.53	$170,508	3.750	8.500	6.164	5.287	359.70	0.30	688	85.9
VA	$13,934,559	54	2.28	$258,047	3.875	8.000	5.717	5.243	358.97	1.03	689	83.8
WA	$6,952,493	33	1.14	$210,682	4.500	8.250	5.794	5.255	359.51	0.49	697	80.2
WI	$492,322	3	0.08	$164,107	5.875	6.990	6.319	5.398	359.57	0.43	650	79.1
WV	$75,922	1	0.01	$75,922	5.865	5.865	5.865	4.305	359.00	1.00	775	100.0
WY	$126,799	1	0.02	$126,799	7.125	7.125	7.125	6.715	359.00	1.00	691	90.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 20.00	$600,000	1	0.10	$600,000	4.375	4.375	4.375	3.965	359.00	1.00	682	16.7
25.01 - 30.00	$1,957,759	9	0.32	$217,529	4.500	5.750	5.211	4.801	359.05	0.95	706	28.0
30.01 - 35.00	$1,199,121	7	0.20	$171,303	4.125	6.375	5.020	4.610	359.45	0.55	712	33.5
35.01 - 40.00	$4,225,855	16	0.69	$264,116	3.500	8.000	4.881	4.471	358.71	1.29	731	38.1
40.01 - 45.00	$5,196,179	22	0.85	$236,190	3.375	7.875	4.914	4.503	358.93	1.07	723	43.4
45.01 - 50.00	$6,734,405	31	1.10	$217,239	3.750	7.375	5.061	4.651	359.30	0.70	705	48.6
50.01 - 55.00	$5,539,796	21	0.91	$263,800	4.000	8.000	5.082	4.672	359.09	0.91	693	52.5
55.01 - 60.00	$8,574,365	32	1.40	$267,949	3.750	7.750	5.045	4.634	359.26	0.74	694	58.1
60.01 - 65.00	$18,255,729	64	2.99	$285,246	3.875	8.255	5.110	4.700	359.27	0.73	698	63.3
65.01 - 70.00	$61,990,198	214	10.14	$289,674	2.875	8.500	5.007	4.597	359.34	0.66	704	69.1

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
70.01 - 75.00	$28,501,951	96	4.66	$296,895	3.750	9.000	5.728	5.318	359.21	0.79	687	73.8
75.01 - 80.00	$325,970,479	1,226	53.32	$265,881	3.375	8.255	5.484	5.074	359.27	0.73	698	79.7
80.01 - 85.00	$13,766,423	51	2.25	$269,930	4.375	8.625	6.149	5.613	359.43	0.57	678	84.3
85.01 - 90.00	$63,161,934	278	10.33	$227,201	4.500	10.000	6.475	5.884	359.35	0.65	692	89.7
90.01 - 95.00	$43,792,765	216	7.16	$202,744	4.750	9.375	6.693	6.090	359.23	0.77	688	94.9
95.01 - 100.00	$21,875,445	115	3.58	$190,221	4.625	8.500	6.790	5.260	358.98	1.02	706	99.9
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2.500 - 2.999	$414,000	2	0.07	$207,000	2.875	2.875	2.875	2.465	360.00	0.00	750	67.8
3.000 - 3.499	$689,332	2	0.11	$344,666	3.375	3.375	3.375	2.965	359.16	0.84	734	74.3
3.500 - 3.999	$10,020,313	30	1.64	$334,010	3.500	3.990	3.808	3.398	359.25	0.75	730	65.7
4.000 - 4.499	$32,210,793	116	5.27	$277,679	4.000	4.375	4.264	3.853	359.11	0.89	718	70.5
4.500 - 4.999	$112,336,422	395	18.38	$284,396	4.500	4.990	4.731	4.318	359.13	0.87	713	74.6
5.000 - 5.499	$127,931,072	477	20.93	$268,199	5.000	5.490	5.194	4.778	359.33	0.67	709	75.8
5.500 - 5.999	$131,443,359	486	21.50	$270,460	5.500	5.990	5.697	5.260	359.33	0.67	696	79.8
6.000 - 6.499	$71,408,863	281	11.68	$254,124	6.000	6.490	6.182	5.706	359.30	0.70	680	82.2
6.500 - 6.999	$64,379,078	291	10.53	$221,234	6.500	6.990	6.715	6.103	359.26	0.74	678	85.8
7.000 - 7.499	$24,433,194	134	4.00	$182,337	7.000	7.490	7.189	6.527	359.26	0.74	674	87.6
7.500 - 7.999	$21,372,331	108	3.50	$197,892	7.500	7.990	7.672	6.866	359.24	0.76	668	87.7
8.000 - 8.499	$8,847,686	49	1.45	$180,565	8.000	8.490	8.162	7.263	359.30	0.70	673	88.3
8.500 - 8.999	$4,874,820	21	0.80	$232,134	8.500	8.875	8.607	7.384	359.54	0.46	643	90.8
9.000 - 9.499	$746,283	5	0.12	$149,257	9.000	9.375	9.169	7.959	359.65	0.35	632	89.0
9.500 - 9.999	$140,400	1	0.02	$140,400	9.625	9.625	9.625	7.745	360.00	0.00	623	90.0
10.000 - 10.499	$94,458	1	0.02	$94,458	10.000	10.000	10.000	8.190	359.00	1.00	652	90.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$402,103,116	1,575	65.77	$255,304	2.875	9.625	5.656	5.166	359.28	0.72	696	78.9
PUD	$101,936,443	397	16.67	$256,767	3.625	8.625	5.685	5.194	359.15	0.85	696	80.7
CND	$63,843,705	281	10.44	$227,202	3.625	9.375	5.678	5.185	359.37	0.63	705	80.2
2-4 FAMILY	$43,195,241	145	7.07	$297,898	2.875	10.000	5.612	5.192	359.28	0.72	705	74.4
MANUF	$263,900	1	0.04	$263,900	6.000	6.000	6.000	5.590	360.00	0.00	606	58.6
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
PUR	$386,522,902	1,561	63.23	$247,612	3.375	9.375	5.764	5.251	359.26	0.74	703	82.7

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
REFI/CASH-OUT	$159,928,278	604	26.16	$264,782	2.875	10.000	5.594	5.155	359.33	0.67	680	73.4
REFI	$64,891,225	234	10.61	$277,313	3.500	7.990	5.207	4.767	359.11	0.89	705	71.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
OWNER OCC	$530,905,781	2,031	86.84	$261,401	3.375	9.375	5.641	5.155	359.27	0.73	695	79.4
INV HM	$65,232,866	305	10.67	$213,878	2.875	10.000	5.827	5.338	359.30	0.70	709	75.5
2ND HM	$15,203,758	63	2.49	$241,329	3.875	7.875	5.613	5.172	359.07	0.93	712	80.5
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
301 - 360	$611,342,405	2,399	100.00	$254,832	2.875	10.000	5.661	5.175	359.27	0.73	697	79.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
REDUCED	$287,179,937	1,054	46.98	$272,467	3.375	10.000	5.548	5.025	359.35	0.65	700	78.0
FULL	$170,400,311	671	27.87	$253,950	2.875	9.000	5.340	4.924	359.09	0.91	694	77.4
NINA	$59,379,946	266	9.71	$223,233	4.125	9.000	6.463	5.997	359.14	0.86	701	82.4
NO RATIO	$42,756,189	178	6.99	$240,203	3.750	8.000	5.763	5.283	359.45	0.55	702	81.1
NISA	$42,467,044	189	6.95	$224,693	4.500	9.375	6.398	5.828	359.51	0.49	688	85.2
SISA	$7,337,319	34	1.20	$215,804	4.125	8.500	6.275	5.864	358.72	1.28	660	79.4
NAV	$1,821,658	7	0.30	$260,237	4.375	6.500	5.146	4.736	359.17	0.83	673	77.4
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
801 - 820	$2,524,091	8	0.41	$315,511	4.625	5.750	5.094	4.683	359.10	0.90	808	74.6
781 - 800	$24,680,794	89	4.04	$277,312	3.375	7.250	5.185	4.733	359.32	0.68	788	73.6
761 - 780	$46,517,971	175	7.61	$265,817	3.500	8.375	5.336	4.883	359.21	0.79	769	78.0
741 - 760	$54,311,763	221	8.88	$245,755	2.875	8.500	5.328	4.856	359.25	0.75	750	77.9
721 - 740	$72,644,655	276	11.88	$263,205	3.375	8.375	5.322	4.850	359.21	0.79	730	78.8
701 - 720	$84,960,981	319	13.90	$266,335	3.875	9.000	5.555	5.074	359.25	0.75	709	79.3
681 - 700	$88,566,058	338	14.49	$262,030	3.750	8.500	5.589	5.078	359.32	0.68	690	79.2
661 - 680	$89,555,710	354	14.65	$252,982	3.750	8.875	5.874	5.317	359.26	0.74	670	80.8

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
641 - 660	$74,735,312	308	12.22	$242,647	3.750	10.000	5.907	5.439	359.28	0.72	650	80.7
621 - 640	$46,397,035	184	7.59	$252,158	4.375	9.625	6.192	5.728	359.32	0.68	631	79.3
601 - 620	$18,383,472	91	3.01	$202,016	4.500	8.625	6.419	5.988	359.26	0.74	612	78.1
581 - 600	$4,965,520	21	0.81	$236,453	5.000	9.000	6.486	6.023	359.56	0.44	595	73.1
561 - 580	$1,265,162	6	0.21	$210,860	5.875	8.500	7.085	6.674	359.15	0.85	572	78.4
541 - 560	$1,118,531	5	0.18	$223,706	7.500	8.625	8.113	7.703	359.71	0.29	550	64.5
521 - 540	$275,245	2	0.05	$137,622	7.375	8.000	7.628	7.218	359.41	0.59	534	60.8
501 - 520	$440,104	2	0.07	$220,052	7.500	9.000	7.947	7.536	357.30	2.70	507	68.2
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Current	$611,342,405	2,399	100.00	$254,832	2.875	10.000	5.661	5.175	359.27	0.73	697	79.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$611,342,405	2,399	100.00	$254,832	2.875	10.000	5.661	5.175	359.27	0.73	697	79.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0	$208,450,791	791	34.10	$263,528	3.375	9.625	5.682	5.234	359.06	0.94	704	77.6
12	$93,184,192	327	15.24	$284,967	2.875	8.625	5.486	5.010	359.54	0.46	695	79.2
24	$199,352,179	842	32.61	$236,760	3.750	10.000	5.770	5.210	359.33	0.67	689	81.2
36	$55,696,664	227	9.11	$245,360	3.750	9.000	5.582	5.149	359.44	0.56	695	76.3
60	$54,658,580	212	8.94	$257,823	3.625	9.375	5.558	5.125	359.20	0.80	709	78.7
18	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

80% LTV/PMI Analysis

(Excludes 1739 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
> 80% LTV, no MI	$816,419	3	0.57	$272,140	5.875	9.000	6.748	6.337	359.54	0.46	597	87.6
> 80% LTV, with MI	$141,780,149	657	99.43	$215,799	4.375	10.000	6.558	5.822	359.26	0.74	692	92.3
	$142,596,568	**660**	**100.00**	**$216,055**	**4.375**	**10.000**	**6.559**	**5.825**	**359.26**	**0.74**	**692**	**92.3**

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1 - 6	6	$113,605,799	417	18.58	$272,436	2.875	9.375	5.378	4.886	359.54	0.46	693	79.4
19 - 24	23	$280,126,187	1,199	45.82	$233,633	3.625	10.000	5.865	5.325	359.32	0.68	690	81.3
32 - 37	35	$78,726,533	310	12.88	$253,957	3.375	9.000	5.588	5.172	359.32	0.68	698	77.5
56 - 61	59	$126,651,301	436	20.72	$290,485	3.875	8.000	5.528	5.116	358.91	1.09	714	75.1
80 - 85	83	$12,035,903	36	1.97	$334,331	3.625	6.875	5.442	5.031	358.77	1.23	726	73.0
> 85	119	$196,680	1	0.03	$196,680	5.500	5.500	5.500	5.090	359.00	1.00	724	80.0
30	**30**	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
< 1.250	$146,740	1	0.02	$146,740	6.625	6.625	6.625	6.215	359.00	1.00	700	75.0
2.000 - 2.249	$790,946	5	0.13	$158,189	3.875	6.250	5.308	4.898	358.22	1.78	697	86.6
2.250 - 2.499	$75,929,040	230	12.42	$330,126	3.625	6.125	5.060	4.650	358.66	1.34	725	71.3
2.500 - 2.749	$17,687,513	66	2.89	$267,993	3.875	8.240	5.098	4.688	359.44	0.56	721	77.0
2.750 - 2.999	$56,439,907	211	9.23	$267,488	3.375	7.375	5.337	4.927	359.12	0.88	709	79.6
3.000 - 3.249	$88,785,665	329	14.52	$269,865	2.875	9.000	5.285	4.870	359.53	0.47	697	79.3
3.250 - 3.499	$185,388,790	736	30.32	$251,887	3.625	8.500	5.469	5.056	359.45	0.55	703	78.6
3.500 - 3.749	$44,790,476	172	7.33	$260,410	4.375	8.000	5.844	5.397	359.54	0.46	681	75.8
3.750 - 3.999	$19,781,888	80	3.24	$247,274	4.750	8.375	6.188	5.586	359.61	0.39	677	79.6
4.000 - 4.249	$6,828,439	29	1.12	$235,463	5.250	8.000	6.570	5.717	359.50	0.50	668	81.7
4.250 - 4.499	$4,976,994	20	0.81	$248,850	5.875	9.375	7.889	6.501	359.61	0.39	673	90.9
4.500 - 4.749	$2,721,450	12	0.45	$226,788	4.990	10.000	7.649	6.257	359.62	0.38	670	82.7
4.750 - 4.999	$801,428	5	0.13	$160,286	5.875	9.625	8.269	6.386	358.79	1.21	646	92.2
5.000 - 5.249	$73,732,606	347	12.06	$212,486	4.750	8.625	6.549	5.767	359.01	0.99	689	88.2
5.250 - 5.499	$1,452,400	6	0.24	$242,067	6.000	8.125	7.099	6.430	359.61	0.39	601	76.2
5.500 - 5.749	$2,051,343	9	0.34	$227,927	5.500	9.000	6.494	5.956	359.76	0.24	617	77.4
5.750 - 5.999	$24,619,269	117	4.03	$210,421	5.490	9.000	6.634	6.223	358.85	1.15	639	79.2
6.000 - 6.249	$2,947,626	15	0.48	$196,508	6.240	7.740	6.762	6.352	359.19	0.81	603	76.2
6.250 - 6.499	$680,809	5	0.11	$136,162	6.130	8.500	7.212	6.801	359.43	0.57	622	77.0
7.000 - 7.249	$789,078	4	0.13	$197,269	7.250	8.625	7.810	7.328	359.48	0.52	613	74.0
3.462	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
8.500 - 8.999	$1,513,815	5	0.25	$302,763	2.875	3.875	3.569	3.159	358.55	1.45	734	61.2
9.000 - 9.499	$5,588,852	15	0.91	$372,590	3.375	4.375	4.285	3.874	358.10	1.90	713	67.4
9.500 - 9.999	$27,726,368	84	4.54	$330,076	3.500	4.875	4.426	4.016	358.68	1.32	727	73.4
10.000 - 10.499	$44,038,614	161	7.20	$273,532	4.000	5.375	4.630	4.220	359.18	0.82	717	73.5
10.500 - 10.999	$114,550,240	414	18.74	$276,691	4.500	5.875	4.913	4.501	359.24	0.76	708	75.8
11.000 - 11.499	$117,381,921	447	19.20	$262,599	4.990	6.375	5.252	4.840	359.35	0.65	707	76.2
11.500 - 11.999	$120,924,965	450	19.78	$268,722	3.375	6.990	5.791	5.365	359.37	0.63	694	79.7
12.000 - 12.499	$67,235,735	264	11.00	$254,681	4.500	7.375	6.249	5.803	359.32	0.68	680	81.7
12.500 - 12.999	$51,041,366	231	8.35	$220,958	5.650	7.990	6.761	6.246	359.32	0.68	679	84.3

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials

IMPAC CMB Trust Series 2003-11

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Range of Maximum Rates												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
13.000 - 13.499	$21,518,766	116	3.52	$185,507	5.000	8.375	7.126	6.476	359.31	0.69	677	87.5
13.500 - 13.999	$20,106,537	106	3.29	$189,684	5.625	7.990	7.323	6.306	359.30	0.70	678	90.8
14.000 - 14.499	$7,881,453	45	1.29	$175,143	7.000	8.490	7.803	6.504	359.39	0.61	670	91.6
14.500 - 14.999	$8,307,963	38	1.36	$218,631	7.500	8.875	8.124	6.620	359.24	0.76	651	92.1
15.000 - 15.499	$2,195,011	14	0.36	$156,787	8.000	9.375	8.395	7.152	359.27	0.73	632	85.0
15.500 - 15.999	$998,208	6	0.16	$166,368	8.500	9.625	8.693	7.447	359.65	0.35	603	84.7
16.000 - 16.499	$332,591	3	0.05	$110,864	9.000	10.000	9.284	8.476	358.93	1.07	581	84.1
11.545	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Next Interest Adjustment Date												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
01/04	$918,718	4	0.15	$229,679	4.500	6.000	4.946	4.535	357.00	3.00	659	80.0
02/04	$3,790,914	13	0.62	$291,609	4.125	8.500	6.075	5.425	358.00	2.00	677	83.2
03/04	$42,096,438	151	6.89	$278,784	3.500	8.625	5.215	4.760	359.00	1.00	694	79.1
04/04	$21,871,174	83	3.58	$263,508	3.375	8.375	5.396	4.930	360.00	0.00	700	78.3
05/04	$44,928,555	166	7.35	$270,654	2.875	9.375	5.472	4.944	360.00	0.00	691	79.9
07/05	$1,069,612	5	0.17	$213,922	4.125	8.250	5.884	5.474	357.00	3.00	630	73.5
08/05	$14,600,647	63	2.39	$231,756	3.875	9.000	5.881	5.422	358.00	2.00	687	80.9
09/05	$156,936,465	677	25.67	$231,812	3.990	10.000	5.980	5.383	359.00	1.00	686	82.3
10/05	$31,650,458	122	5.18	$259,430	3.750	9.375	5.665	5.207	360.00	0.00	701	81.1
11/05	$75,869,006	332	12.41	$228,521	3.625	9.625	5.709	5.235	360.00	0.00	694	79.3
07/06	$581,837	1	0.10	$581,837	4.875	4.875	4.875	4.465	357.00	3.00	687	80.0
08/06	$5,694,674	20	0.93	$284,734	3.625	7.500	4.890	4.480	358.00	2.00	705	76.9
09/06	$40,573,919	165	6.64	$245,903	3.375	8.000	5.647	5.237	359.00	1.00	697	78.1
10/06	$9,838,763	35	1.61	$281,108	4.250	8.500	5.436	5.020	360.00	0.00	709	75.2
11/06	$22,037,340	89	3.60	$247,611	4.375	9.000	5.746	5.318	360.00	0.00	695	77.6
06/08	$596,962	1	0.10	$596,962	4.750	4.750	4.750	4.340	356.00	4.00	751	37.5
07/08	$3,249,041	10	0.53	$324,904	3.875	6.250	4.788	4.377	357.00	3.00	724	77.0
08/08	$22,789,132	71	3.73	$320,974	3.875	7.125	4.768	4.358	358.00	2.00	726	72.6
09/08	$80,299,837	293	13.14	$274,061	4.375	8.000	5.724	5.313	359.00	1.00	710	77.2
10/08	$12,293,279	36	2.01	$341,480	4.625	6.750	5.743	5.323	360.00	0.00	716	73.0
11/08	$7,423,050	25	1.21	$296,922	4.750	7.250	5.765	5.355	360.00	0.00	705	66.9
08/10	$2,781,518	7	0.45	$397,360	3.625	6.500	4.896	4.486	358.00	2.00	725	77.9
09/10	$9,254,385	29	1.51	$319,117	4.875	6.875	5.606	5.195	359.00	1.00	726	71.5
09/13	$196,680	1	0.03	$196,680	5.500	5.500	5.500	5.090	359.00	1.00	724	80.0
04/06	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of DTI%												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 5.00	$302,835	1	0.05	$302,835	4.990	4.990	4.990	4.580	359.00	1.00	739	80.0
5.01 - 10.00	$1,141,600	4	0.19	$285,400	4.750	6.500	5.210	4.799	359.40	0.60	691	56.6
10.01 - 15.00	$1,982,137	10	0.32	$198,214	3.375	5.990	4.641	4.181	359.21	0.79	750	61.3
15.01 - 20.00	$5,916,664	23	0.97	$257,246	4.000	8.240	5.310	4.870	359.13	0.87	709	74.4

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
20.01 - 25.00	$16,421,638	63	2.69	$260,661	3.875	7.375	5.151	4.719	358.99	1.01	707	73.9
25.01 - 30.00	$27,186,053	101	4.45	$269,169	3.500	10.000	5.377	4.901	359.00	1.00	713	75.6
30.01 - 35.00	$44,106,874	168	7.21	$262,541	3.750	8.500	5.530	4.993	359.06	0.94	706	78.1
35.01 - 40.00	$59,785,518	222	9.78	$269,304	2.875	8.490	5.523	4.994	359.19	0.81	699	78.6
40.01 - 45.00	$70,141,173	260	11.47	$269,774	3.625	8.500	5.766	5.193	359.13	0.87	689	80.8
45.01 - 50.00	$55,791,933	216	9.13	$258,296	3.750	7.740	5.472	5.014	359.34	0.66	694	78.5
50.01 - 55.00	$5,872,021	20	0.96	$293,601	4.250	7.500	5.260	4.830	359.32	0.68	727	73.8
> 55.00	$971,596	3	0.16	$323,865	5.000	7.000	5.447	5.036	359.36	0.64	717	74.7
Unknown	$321,722,363	1,308	52.63	$245,965	2.875	9.625	5.787	5.324	359.36	0.64	695	79.8
37.96	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

Summary of Loans in Statistical Calculation Pool			Range
Total Number of Loans		93	
Total Outstanding Balance		$88,658,408	
Escrow Balance %		99.31%	
Average Loan Balance		$953,316	$299,388 to $2,350,000
WA Mortgage Rate		5.088%	4.375% to 6.875%
WA Mortgage Rate Net LPMI		5.088%	4.375% to 6.875%
Net WAC		4.802%	4.090% to 6.590%
ARM Characteristics			
WA Gross Margin		2.989%	2.500% to 3.250%
WA Months to First Roll		58	34 to 84
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		1.000%	1.000% to 1.000%
WA Lifetime Cap		10.104%	9.375% to 11.875%
WA Lifetime Floor		5.088%	4.375% to 6.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	357 to 360
WA Age (months)		1	0 to 3
WA LTV		66.58%	19.46% to 76.77%
WA FICO		730	
WA DSCR		1.40	
WA Occ Rate		97.72%	
WA Units #		24	
WA Property Value		$1,839,835	
Cross Coll %		0.00%	
Cross Def %		0.00%	
Recourse %		100.00%	
Interest Only %		0.00%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		100.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	100.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	95.37%	MULTI	100.00%	FULL	100.00%	PUR	52.25%	INV HM	100.00%	36	18.01%
AZ	2.47%					REFI/CO	43.84%			60	70.41%
TX	1.17%					REFI	3.91%			84	11.58%
OR	0.98%										

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3/27 LIB6M	$15,965,058	18	18.01	$886,948	4.375	5.875	4.720	4.435	359.35	0.65	720	68.9
5/25 LIB6M	$62,424,600	64	70.41	$975,384	4.625	6.875	5.131	4.846	359.11	0.89	734	67.2
7/23 LIB6M	$10,268,750	11	11.58	$933,523	5.125	5.625	5.394	5.109	359.55	0.45	717	59.0
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$250,000.01 - $300,000.00	$299,388	1	0.34	$299,388	5.500	5.500	5.500	5.215	358.00	2.00	685	42.9
$300,000.01 - $350,000.00	$681,865	2	0.77	$340,932	5.875	6.875	6.370	6.084	359.00	1.00	740	73.0
$350,000.01 - $400,000.00	$1,153,750	3	1.30	$384,583	4.375	6.000	4.930	4.644	360.00	0.00	720	62.6
$400,000.01 - $450,000.00	$402,500	1	0.45	$402,500	6.000	6.000	6.000	5.715	360.00	0.00	724	70.0
$450,000.01 - $500,000.00	$2,928,740	6	3.30	$488,123	4.875	5.625	5.247	4.962	359.19	0.81	757	67.1
$500,000.01 - $550,000.00	$2,116,623	4	2.39	$529,156	4.375	5.750	5.161	4.876	359.50	0.50	723	67.1
$550,000.01 - $600,000.00	$4,641,210	8	5.23	$580,151	4.750	5.625	5.236	4.951	359.62	0.38	748	61.0
$600,000.01 - $650,000.00	$5,672,658	9	6.40	$630,295	4.375	5.500	4.847	4.562	359.00	1.00	750	62.0
$650,000.01 - $700,000.00	$699,303	1	0.79	$699,303	6.000	6.000	6.000	5.715	359.00	1.00	778	56.5
$700,000.01 - $750,000.00	$5,060,572	7	5.71	$722,939	4.625	5.375	5.054	4.769	359.01	0.99	739	69.6
$750,000.01 - $1,000,000.00	$13,550,364	16	15.28	$846,898	4.375	5.750	5.111	4.825	358.87	1.13	732	67.6
$1,000,000.01 - $1,500,000.00	$27,498,457	23	31.02	$1,195,585	4.375	5.750	5.039	4.754	359.28	0.72	732	65.2
$1,500,000.01 - $2,000,000.00	$13,115,494	7	14.79	$1,873,642	4.875	5.500	5.095	4.809	359.13	0.87	714	68.3
> $2,000,000.00	$10,837,483	5	12.22	$2,167,497	4.625	5.500	5.027	4.741	359.42	0.58	710	70.9
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AZ	$2,193,982	2	2.47	$1,096,991	5.375	5.750	5.541	5.256	359.11	0.89	728	71.2
CA	$84,554,841	88	95.37	$960,850	4.375	6.000	5.061	4.776	359.22	0.78	729	66.5
OR	$873,066	1	0.98	$873,066	5.125	5.125	5.125	4.840	358.00	2.00	757	70.0
TX	$1,036,520	2	1.17	$518,260	6.000	6.875	6.285	5.999	359.00	1.00	777	61.2
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 50.00	$3,386,282	5	3.82	$677,256	4.750	5.500	5.033	4.748	359.06	0.94	765	41.4
50.01 - 55.00	$5,419,510	6	6.11	$903,252	4.375	5.750	5.297	5.011	359.25	0.75	725	53.6
55.01 - 60.00	$11,093,291	11	12.51	$1,008,481	4.375	6.000	5.244	4.959	359.31	0.69	709	57.8
60.01 - 65.00	$8,671,125	11	9.78	$788,284	4.375	5.750	4.922	4.637	359.70	0.30	717	63.3
65.01 - 70.00	$28,065,339	29	31.66	$967,770	4.375	6.000	4.987	4.702	358.99	1.01	734	68.1
70.01 - 75.00	$30,237,861	30	34.11	$1,007,929	4.625	6.875	5.145	4.859	359.18	0.82	734	73.9
75.01 - 80.00	$1,785,000	1	2.01	$1,785,000	5.000	5.000	5.000	4.715	360.00	0.00	729	76.8

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
4.375	$4,767,651	7	5.38	$681,093	4.375	4.375	4.375	4.090	359.87	0.13	725	63.8
4.625	$7,315,328	6	8.25	$1,219,221	4.625	4.625	4.625	4.340	359.70	0.30	734	71.7
4.750	$5,324,227	6	6.01	$887,371	4.750	4.750	4.750	4.465	358.67	1.33	749	57.3
4.875	$21,562,560	21	24.32	$1,026,789	4.875	4.875	4.875	4.590	359.27	0.73	727	67.7
5.000	$6,387,997	4	7.21	$1,596,999	5.000	5.000	5.000	4.715	359.83	0.17	725	73.7
5.125	$12,772,290	14	14.41	$912,306	5.125	5.125	5.125	4.840	359.05	0.95	718	65.7
5.250	$1,249,254	2	1.41	$624,627	5.250	5.250	5.250	4.965	359.48	0.52	773	53.4
5.375	$12,976,039	12	14.64	$1,081,337	5.375	5.375	5.375	5.090	359.77	0.23	729	67.2
5.500	$8,316,552	8	9.38	$1,039,569	5.500	5.500	5.500	5.215	357.95	2.05	716	63.0
5.625	$1,534,705	3	1.73	$511,568	5.625	5.625	5.625	5.340	359.02	0.98	761	66.1
5.750	$4,274,386	5	4.82	$854,877	5.750	5.750	5.750	5.465	358.12	1.88	755	67.3
5.875	$344,648	1	0.39	$344,648	5.875	5.875	5.875	5.590	359.00	1.00	704	75.0
6.000	$1,495,553	3	1.69	$498,518	6.000	6.000	6.000	5.715	359.53	0.47	749	65.0
6.875	$337,216	1	0.38	$337,216	6.875	6.875	6.875	6.590	359.00	1.00	776	71.1
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
MULTI	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
PUR	$46,319,828	48	52.25	$964,996	4.375	6.000	5.063	4.777	359.28	0.72	734	70.6
REFI/CASH-OUT	$38,871,805	40	43.84	$971,795	4.375	6.000	5.093	4.808	359.16	0.84	728	61.8
REFI	$3,466,775	5	3.91	$693,355	4.875	6.875	5.356	5.071	358.71	1.29	683	66.0
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
INV HM	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
301 - 360	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
FULL	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
781 - 800	$9,573,772	12	10.80	$797,814	4.750	5.750	5.174	4.888	359.01	0.99	790	65.0
761 - 780	$10,591,975	12	11.95	$882,665	4.625	6.875	5.218	4.932	359.27	0.73	772	63.0
741 - 760	$13,710,235	15	15.46	$914,016	4.375	5.750	5.116	4.831	359.29	0.71	747	69.0
721 - 740	$22,229,149	23	25.07	$966,485	4.375	6.000	5.034	4.748	359.31	0.69	730	69.4
701 - 720	$9,338,369	12	10.53	$778,197	4.375	5.875	4.774	4.488	359.42	0.58	715	68.7
681 - 700	$16,520,852	13	18.63	$1,270,835	4.750	5.500	5.119	4.834	359.25	0.75	690	63.8
661 - 680	$4,415,552	4	4.98	$1,103,888	5.125	5.500	5.370	5.084	357.87	2.13	666	62.4
641 - 660	$1,065,000	1	1.20	$1,065,000	5.125	5.125	5.125	4.840	360.00	0.00	652	60.0
621 - 640	$1,213,506	1	1.37	$1,213,506	4.875	4.875	4.875	4.590	359.00	1.00	630	72.5
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Current	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
36	$15,965,058	18	18.01	$886,948	4.375	5.875	4.720	4.435	359.35	0.65	720	68.9
60	$62,424,600	64	70.41	$975,384	4.625	6.875	5.131	4.846	359.11	0.89	734	67.2
84	$10,268,750	11	11.58	$933,523	5.125	5.625	5.394	5.109	359.55	0.45	717	59.0
58	**$88,658,408**	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
32 - 37	35	$15,965,058	18	18.01	$886,948	4.375	5.875	4.720	4.435	359.35	0.65	720	68.9
56 - 61	59	$62,424,600	64	70.41	$975,384	4.625	6.875	5.131	4.846	359.11	0.89	734	67.2
80 - 85	84	$10,268,750	11	11.58	$933,523	5.125	5.625	5.394	5.109	359.55	0.45	717	59.0
58	**58**	**$88,658,408**	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2.001 - 3.000	$78,911,787	83	89.01	$950,744	4.375	6.000	5.030	4.744	359.30	0.70	730	66.6
3.001 - 4.000	$9,746,622	10	10.99	$974,662	5.125	6.875	5.558	5.272	358.43	1.57	723	66.5
2.989	**$88,658,408**	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
9.001 - 10.000	$43,932,764	43	49.55	$1,021,692	4.375	5.000	4.782	4.497	359.39	0.61	729	67.5
10.001 - 11.000	$44,388,428	49	50.07	$905,886	4.875	6.000	5.377	5.091	359.02	0.98	730	65.6
11.001 - 12.000	$337,216	1	0.38	$337,216	6.875	6.875	6.875	6.590	359.00	1.00	776	71.1
10.104	**$88,658,408**	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
08/06	$3,664,731	5	4.13	$732,946	4.625	5.625	4.903	4.617	358.00	2.00	731	67.8
09/06	$3,101,827	4	3.50	$775,457	4.375	5.875	4.811	4.526	359.00	1.00	695	71.0
10/06	$9,198,500	9	10.38	$1,022,056	4.375	5.000	4.617	4.332	360.00	0.00	724	68.7
07/08	$3,506,051	3	3.95	$1,168,684	5.500	5.500	5.500	5.215	357.00	3.00	677	62.2
08/08	$11,892,960	12	13.41	$991,080	4.750	5.750	5.300	5.014	358.00	2.00	748	67.1
09/08	$21,178,238	22	23.89	$962,647	4.875	6.875	5.081	4.796	359.00	1.00	732	69.8
10/08	$25,847,350	27	29.15	$957,309	4.625	6.000	5.045	4.759	360.00	0.00	737	65.9
08/10	$1,740,021	2	1.96	$870,011	5.375	5.500	5.466	5.180	358.00	2.00	717	60.1
09/10	$1,158,729	2	1.31	$579,364	5.375	5.625	5.496	5.210	359.00	1.00	751	69.3
10/10	$7,370,000	7	8.31	$1,052,857	5.125	5.625	5.361	5.076	360.00	0.00	712	57.1

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
07/08	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

First Payment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
08/03	$3,506,051	3	3.95	$1,168,684	5.500	5.500	5.500	5.215	357.00	3.00	677	62.2
09/03	$17,297,713	19	19.51	$910,406	4.625	5.750	5.232	4.947	358.00	2.00	741	66.5
10/03	$25,438,794	28	28.69	$908,528	4.375	6.875	5.067	4.782	359.00	1.00	729	69.9
11/03	$42,415,850	43	47.84	$986,415	4.375	6.000	5.007	4.722	360.00	0.00	730	65.0
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

Range of Debt Service Coverage Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1.20 - 1.21	$10,542,247	13	11.89	$810,942	4.875	5.375	4.981	4.696	359.34	0.66	718	67.3
1.22 - 1.24	$11,183,605	11	12.61	$1,016,691	4.625	5.500	5.080	4.794	359.08	0.92	747	70.7
1.25 - 1.29	$11,156,061	10	12.58	$1,115,606	4.875	5.750	5.265	4.980	358.89	1.11	714	66.7
1.30 - 1.49	$34,670,665	38	39.11	$912,386	4.375	6.000	5.080	4.795	359.30	0.70	734	69.2
1.50 - 1.99	$19,198,936	19	21.65	$1,010,470	4.375	6.875	5.095	4.809	359.27	0.73	721	61.8
2.00 - 2.08	$1,296,895	1	1.46	$1,296,895	4.750	4.750	4.750	4.465	358.00	2.00	780	47.3
>= 2.09	$610,000	1	0.69	$610,000	4.750	4.750	4.750	4.465	360.00	0.00	800	19.5
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

Range of Current Occupancy Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
70.00 - 79.99	$770,000	1	0.87	$770,000	5.125	5.125	5.125	4.840	360.00	0.00	662	61.1
80.00 - 89.99	$7,477,222	8	8.43	$934,653	4.875	5.500	5.161	4.875	359.60	0.40	719	62.0
90.00 - 94.99	$6,411,625	7	7.23	$915,946	4.625	6.875	5.317	5.032	359.17	0.83	736	66.0
95.00 - 97.99	$10,808,144	9	12.19	$1,200,905	4.750	5.750	5.205	4.920	358.90	1.10	729	66.8
98.00 - 99.99	$973,982	1	1.10	$973,982	5.750	5.750	5.750	5.465	358.00	2.00	731	67.7
100.00 - 100.00	$62,217,436	67	70.18	$928,618	4.375	6.000	5.024	4.739	359.22	0.78	731	67.2
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

Prepay Penalty Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3/27 LIB6M 3/2/1	$15,965,058	18	18.01	$886,948	4.375	5.875	4.720	4.435	359.35	0.65	720	68.9
5/25 LIB6M 5/4/3/2/1	$62,424,600	64	70.41	$975,384	4.625	6.875	5.131	4.846	359.11	0.89	734	67.2
7/23 LIB6M 5/4/3/2/1/1/1	$10,268,750	11	11.58	$933,523	5.125	5.625	5.394	5.109	359.55	0.45	717	59.0

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Prepay Penalty Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

Number of Units

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5 - 9	$15,855,608	27	17.88	$587,245	4.375	6.000	5.062	4.777	359.22	0.78	734	66.2
10 - 14	$10,823,143	16	12.21	$676,446	4.375	6.000	5.050	4.765	359.44	0.56	741	68.5
15 - 24	$25,278,236	26	28.51	$972,240	4.375	6.875	4.994	4.708	359.11	0.89	743	65.1
25 - 49	$33,136,460	21	37.38	$1,577,927	4.625	5.750	5.122	4.836	359.24	0.76	710	67.0
50 - 99	$3,564,962	3	4.02	$1,188,321	5.500	6.000	5.666	5.381	358.73	1.27	770	69.4
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

Year Built

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
< 1954	$8,425,380	11	9.50	$765,944	4.875	6.000	5.208	4.922	359.32	0.68	726	65.3
1954 - 1970	$44,634,468	46	50.34	$970,315	4.375	6.875	4.991	4.705	359.33	0.67	732	68.2
1971 - 1975	$6,084,905	6	6.86	$1,014,151	4.750	5.500	5.253	4.968	359.46	0.54	730	61.5
1976 - 1980	$12,451,254	11	14.04	$1,131,932	4.625	5.500	5.078	4.792	358.94	1.06	725	65.7
1981 - 1985	$7,481,480	8	8.44	$935,185	5.125	6.000	5.500	5.215	358.77	1.23	730	66.3
1986 - 1990	$9,580,922	11	10.81	$870,993	4.625	5.750	5.020	4.735	359.03	0.97	730	64.9
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

Renovated

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
N	$77,361,655	82	87.26	$943,435	4.375	6.875	5.093	4.807	359.19	0.81	732	67.2
Y	$11,296,753	11	12.74	$1,026,978	4.750	5.750	5.053	4.768	359.33	0.67	717	62.2
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2003-11
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2003-11

$993,970,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Comp utational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the prepara tion of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at ra tes slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Prepared: October 27, 2003**

$993,970,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2003-11

Class [1][2]	Approximate Bond Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4][5]	Modified Duration (Yrs.) Call/Mat[4][5]	Payment Window (Mos.) Call/Mat[4][5]	Expected Rating (Moody's / S&P)[6]	Last Scheduled Payment Date
1-A-1	$803,803,000	Floating Rate Senior	2.17 / 2.71	2.13 / 2.63	1-50 / 1-169	Aaa / AAA	September 2033
1-A-2	$16,404,000	Floating Rate Senior Support	2.17 / 2.71	2.13 / 2.62	1-50 / 1-169	Aa1 / AAA	September 2033
1-M-1	$46,934,000	Floating Rate Mezzanine	2.17 / 2.71	2.12 / 2.60	1-50 / 1-169	Aa2 / AA+	September 2033
1-M-2	$25,062,000	Floating Rate Mezzanine	2.17 / 2.71	2.09 / 2.56	1-50 / 1-169	A1 / AA	September 2033
1-M-3	$19,138,000	Floating Rate Mezzanine	2.17 / 2.71	2.08 / 2.53	1-50 / 1-169	A2 / AA	September 2033
2-A-1	$39,630,000	Floating Rate Multi-Family Senior	3.31 / 4.49	3.24 / 4.31	1-50 / 1-193	Aaa / AAA	September 2033
2-M-1	$5,896,000	Floating Rate Multi-Family Mezzanine	3.31 / 4.49	3.22 / 4.26	1-50 / 1-193	Aa2 / AA	September 2033
2-M-2	$7,979,000	Floating Rate Multi-Family Mezzanine	3.31 / 4.49	3.15 / 4.12	1-50 / 1-193	A2 / A	September 2033
2-B-1	$29,124,000	Floating Rate Multi-Family Subordinate	3.31 / 4.49	3.02 / 3.88	1-50 / 1-193	Baa2 / BBB	September 2033
Total:	**$993,970,000**						

(1) The Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds (together, the "Group 1 Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds (together, the "Group 2 Bonds") are backed by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under "Group 1 Priority of Payments" and "Group 2 Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.
(2) The Group 1 Bonds and Group 2 Bonds, respectively, are subject to a cap equal to the lesser of (i) 11.50% and 10.10%, respectively, and (ii) the applicable Available Funds Rate (as described below).
(3) The bond balances are subject to a +/-5% variance.
(4) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1, Class 1-A-2 and Class 2-A-1 Bonds will increase 2.0x, and (ii) the margin for the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds will increase 1.5x.
(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(6) Rating agency contacts: Standard & Poor's, Julia Clements, (212) 438-7647; Moody's, Pooja Bharwani, (212) 553-7135.

Trust:	Impac CMB Trust Series 2003-11.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before January 1, 2003 Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Group 1 Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Group 1 Subsequent Mortgage Loans, no later than three months after the date of transfer. Midland Loan Services, Inc. will sub-service the Group 2 Mortgage Loans.
Underwriters:	Countrywide Securities Corporation (Lead Manager) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of the Group 1 Bonds and the Group 2 Bonds.
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 2-A-1 and Class 2-M-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	October 1, 2003.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of October 1, 2003, or the origination date of such Mortgage Loan. For each Group 1 Subsequent Mortgage Loan, the later of the first day of the month in which the Group 1 Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Group 1 Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Group 1 Pre-Funding Account on the Closing Date.
Expected Pricing Date:	October [30], 2003.
Expected Closing Date:	November [6], 2003.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in November 2003.

Accrued Interest: The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).

Interest Accrual Period: With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).

Due Date: With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.

Optional Termination: Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the sum of the outstanding aggregate principal balance of the Mortgage Loans and the Group 1 Pre-Funded Amount is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in November 2013.

Pricing Prepayment Speed: The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR and (ii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments in the first 12 months after the origination date of such mortgage loan, 10% CPR in the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter.

Mortgage Loans: The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $700,000,813, of which: (a) approximately $611,342,405 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $88,658,408 consist of a pool of adjustable rate multi-family mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Group 1 Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than $227,835,398 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the purpose of the Group 1 Bonds. From the Closing Date to no later than January 20, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as a prepayment of principal on the Group 1 Bonds on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Note Rate: The Note Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.50% for the Group 1 Bonds and a fixed cap of 10.10% for the Group 2 Bonds.

Premium Rate: Approximately 6.90% of the Group 1 Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for the Group 1 Mortgage Loans. As of the Sample Pool Calculation Date, The Premium Rate of the Group 1 Mortgage Loans is approximately 0.075%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0043]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 2 Mortgage Loans (which is expected to be approximately [0.250]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0043]% and (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans.

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: Any of the Group 1 Available Funds Rate or Group 2 Available Funds Rate.

Basis Risk Shortfall Carryforward:

Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest accrued on the related Bonds at the lesser of (i) 1-Month LIBOR plus the related margin and (ii) 11.50% for the Group 1 Bonds and 10.10% for the Group 2 Bonds, over (b) interest accrued on the related Mortgage Loans at the applicable Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts") on each Payment Date, plus unpaid Basis Risk Shortfall Amounts from prior Payment Dates, to the extent previously unreimbursed by the related Derivative Contracts (as defined below) and Excess Cash Flow related to each Group, as described under "Priority of Payments" below, will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow related to each Group, as described under "Priority of Payments" below, or the related Derivative Contracts. Excess Cash Flow relating to one Group will not be available to cover Basis Risk Shortfall Amounts related to the other Group. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts for the benefit of the Group 1 and Group 2 Bonds (the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts," collectively, the "Derivative Contracts") with initial aggregate notional balances as follows:

Group	Date	Initial Balance
1	February 25, 2004	$67,530,900
1	March 25, 2004	$39,086,700
1	April 25, 2004	$168,072,700
2	November 25, 2004	$19,844,300
2	February 25, 2004	$43,524,500

Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 1 Bonds, first to the Class 1-A-1 Bonds, then to the Class 1-A-2 Bonds, then to the Class 1-M-1 Bonds, then to the Class 1-M-2 Bonds, then to the Class 1-M-3 Bonds, any Basis Risk Amounts relating to the Group 1 Bonds. Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 2 Bonds, first to the Class 2-A-1 Bonds, then to the Class 2-M-1 Bonds, then to the Class 2-M-2 Bonds, then to the Class 2-B-1 Bonds, any Basis Risk Amounts relating to the Group 2 Bonds. None of the Derivative Contracts will have a remaining term in excess of 56 months.

The Group 1 Derivative Contracts will include ten "balance-guaranteed" swap contracts with an initial declining notional balance as set forth above and the Group 2 Derivative Contracts will include four "balance guaranteed" swap contracts with an initial declining notional balance as set forth above. As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty which will guarantee that, in any given period, the aggregate notional balance of the Group 1 Swap Contracts and the Group 2 Swap Contracts will not exceed the aggregate balance of the Group 1 Bonds and Group 2 Bonds, respectively.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's / S&P	Subordination (after required target is reached)
1-A-1	Aaa / AAA	12.30%
1-A-2	Aa1 / AAA	10.50%
1-M-1	Aa2 / AA+	5.35%
1-M-2	A1 / AA	2.60%
1-M-3	A2 / AA	0.50%
2-A-1	Aaa / AAA	55.95%
2-M-1	Aa2 / AA	49.30%
2-M-2	A2 / A	40.30%
2-B-1	Baa2 / BBB	7.45%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Group 1 Overcollateralization. The required initial Group 1 Overcollateralization will be zero and will remain at zero through the Payment Date occurring in April 2004, after which time the required target Group 1 Overcollateralization will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Group 1 Mortgage Loans (such balance the "Group 1 Cut-off Date Balance") and the Group 1 Pre-Funded Amount (approximately $4,556,708). The required Group 1 Overcollateralization amount does not stepdown.

2. Group 2 Overcollateralization. The required initial Group 2 Overcollateralization will be 6.80% and the required target Group 2 Overcollateralization will be 7.45% (approximately $6,605,051) of the sum of the aggregate Cut-off Date Balance of the Group 2 Mortgage Loans (such balance the "Group 2 Cut-off Date Balance") and remain at 7.45% through the Distribution Date prior to Group 2 Stepdown Date.

   a. *Stepdown of Group 2 Overcollateralization*: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 Overcollateralization will equal the greatest of (i) an amount equal to 14.90% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans, (ii) an overcollateralization floor equal to 0.50% of the Group 2 Cut-off Date Balance and (iii) two times the excess of (1) 50% of the aggregate principal balance of the Group 2 Mortgage Loans 90 or more days delinquent (including Group 2 Mortgage Loans in bankruptcy or foreclosure and REO loans) as of the end of the related Due Period over (2) four times the Excess Cash Flow for such Payment Date. As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in November 2006, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the Group 2 Cut-off Date Balance.

   b. *Group 2 Trigger Event:* Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 2 Overcollateralization Target will equal 7.45% of the Group 2 Cut-off Date Balance.

3. Excess Cash Flow. "Group 1 Excess Cash Flow" and "Group 2 Excess Cash Flow" for any Payment Date and group of Bonds will be equal to the available funds remaining after priorities 1 and 2, under "Group 1 Priority of Payments" and "Group 2 Priority of Payments," respectively, below.

4. Subordination. The Class 1-M-3 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1, Class 1-A-2, Class 1-M-1 and Class 1-M-2 Bonds. The Class 1-M-2 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1, Class 1-A-2 and Class 1-M-1 Bonds. The Class 1-M-1 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1 and Class 1-A-2 Bonds. The Class 1-A-2 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1 Bonds. The Class 2-B-1 Bonds will be subordinate to, and provide credit support for, the Class 2-A-1, Class 2-M-1 and Class 2-M-2 Bonds. The Class 2-M-2 Bonds will be subordinate to, and provide credit support for, the Class 2-A-1 and Class 2-M-1 Bonds. The Class 2-M-1 Bonds will be subordinate to, and provide credit support for, the Class 2-A-1 Bonds.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a Loan Group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such Loan Group, (ii) second, by Excess Cash Flow relating to the non-related Loan Group and (iii) last, by the reduction of overcollateralization relating to such Loan Group.

Additional protection will be provided to the Class 1-A-1 Bonds and Class 2-A-1 Bonds, by applying any losses allocable to the Class 1-A-1 Bonds or Class 2-A-1 Bonds, following the reduction of any Group 1 or Group 2 overcollateralization (as applicable) to zero, to the related Mezzanine Bonds (and in the Case of the Group 1 Bonds, to the Class 1-A-2 Bonds). Any Realized Losses allocated to the Class 1-A-2 Bonds and Mezzanine Bonds will not bear interest and may only be reimbursed as provided below in "*Priority of Payments*."

Allocated Realized Loss Amount:

With respect to any class of Bonds (except for the Class 1-A-1 and Class 2-A-1 Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions:

Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 1 Bonds (such amount the "Group 1 Principal Distribution Amount").

Group 1 Priority of Payments:

Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 1 interest funds, sequentially, to the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds;
2. From Group 1 available funds, on a *pro rata* basis, the Group 1 Principal Distribution Amount to the Group 1 Bonds;

3. Group 1 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 1 Bonds on a *pro rata* basis to build or restore Group 1 Overcollateralization to the required Group 1 Overcollateralization Target amount;
4. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds, in respect of Allocated Realized Loss Amounts;
5. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds, to cover any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, *pro* rata, as principal to the Group 2 Bonds to restore the Group 2 Overcollateralization, which may have been reduced by Realized Losses on the Group 2 Mortgage Loans, to the Group 2 Overcollateralization Target (after application of Group 2 Excess Cash Flow);
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to the Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

Group 2 Principal Distributions:

Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 2 Priority of Payments:

Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 2 interest funds, sequentially, to the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds;
2. From Group 2 available funds, on a *pro rata* basis, the Group 2 Principal Distribution Amount to the Group 2 Bonds;
3. Group 2 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 2 Bonds on a *pro rata* basis to build or restore Group 2 Overcollateralization to the required Group 2 Overcollateralization Target amount;
4. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, in respect of Allocated Realized Losses;
5. Group 2 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to the Class 2-A-1, Class 2-M-1, Class 2-M-2 and Class 2-B-1 Bonds, to

cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;

7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above, *pro rata*, as principal to the Group 1 Bonds to restore the Group 1 Overcollateralization, which may have been reduced by Realized Losses on the Group 1 Mortgage Loans, to the Group 1 Overcollateralization Target (after application of Group 1 Excess Cash Flow);
8. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to the Class 1-A-2, Class 1-M-1, Class 1-M-2 and Class 1-M-3 Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2003-11, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$803,803,000
Pass-Thru Margin (pre-step-up):	0.35%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	35	35	35	35	35
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.85	2.70	2.13	1.35	1.08
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	42	42	41	41
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	16.27	3.32	2.63	1.64	1.29
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 1-A-2

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$16,404,000
Pass-Thru Margin (pre-step-up):	0.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.78	2.69	2.13	1.34	1.07
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	72	59	59	59	58
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	15.97	3.30	2.62	1.64	1.29
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 1-M-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$46,934,000
Pass-Thru Margin (pre-step-up):	0.67%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	67	67	67	67	67
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.70	2.68	2.12	1.34	1.07
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	82	73	73	73	72
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	15.73	3.28	2.60	1.63	1.28
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 1-M-2

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$25,062,000
Pass-Thru Margin (pre-step-up):	1.35%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	135	135	135	135	135
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.40	2.63	2.09	1.33	1.06
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	163	147	147	147	146
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	14.58	3.21	2.56	1.61	1.27
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 1-M-3

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$19,138,000
Pass-Thru Margin (pre-step-up):	1.70%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	170	170	170	170	170
WAL (yr)	9.43	2.76	2.17	1.36	1.08
MDUR (yr)	8.24	2.61	2.08	1.32	1.06
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	205	185	185	185	184
WAL (yr)	19.06	3.45	2.71	1.66	1.30
MDUR (yr)	14.05	3.17	2.53	1.60	1.26
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	May21	Nov17	Jul12	Aug10

Impac CMB Trust Series 2003-11, Class 2-A-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$39,630,000
Pass-Thru Margin (pre-step-up):	0.45%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	45	45	45	45
WAL (yr)	9.06	3.92	3.31	2.32	1.95
MDUR (yr)	8.46	3.81	3.24	2.29	1.93
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	55	56	60	62
WAL (yr)	17.95	5.16	4.49	3.52	3.18
MDUR (yr)	15.18	4.91	4.31	3.42	3.10
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	Mar23	Nov19	Sep14	Dec12

Impac CMB Trust Series 2003-11, Class 2-M-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$5,896,000
Pass-Thru Margin (pre-step-up):	0.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.06	3.92	3.31	2.32	1.95
MDUR (yr)	8.33	3.78	3.22	2.28	1.92
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	91	83	84	87	89
WAL (yr)	17.95	5.16	4.49	3.52	3.18
MDUR (yr)	14.73	4.85	4.26	3.40	3.08
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	Mar23	Nov19	Sep14	Dec12

Impac CMB Trust Series 2003-11, Class 2-M-2

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$7,979,000
Pass-Thru Margin (pre-step-up):	1.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	175	175	175	175	175
WAL (yr)	9.06	3.92	3.31	2.32	1.95
MDUR (yr)	7.91	3.69	3.15	2.24	1.89
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	210	193	196	203	207
WAL (yr)	17.95	5.16	4.49	3.52	3.18
MDUR (yr)	13.24	4.67	4.12	3.30	3.00
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	Mar23	Nov19	Sep14	Dec12

Impac CMB Trust Series 2003-11, Class 2-B-1

Price-DM Sensitivity Report

Settlement:	11/06/03
Class Balance:	$29,124,000
Pass-Thru Margin (pre-step-up):	3.00%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 98.20469 (bps)	351	407	425	474	505
WAL (yr)	9.06	3.92	3.31	2.32	1.95
MDUR (yr)	7.35	3.52	3.02	2.17	1.83
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Nov13	Jan09	Dec07	Jun06	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 98.20469 (bps)	386	415	430	466	485
WAL (yr)	17.95	5.16	4.49	3.52	3.18
MDUR (yr)	11.50	4.36	3.88	3.14	2.86
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Sep33	Mar23	Nov19	Sep14	Dec12

[Available Rate Schedules and Collateral Tables to follow]

Group 1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.05	3.05
2	5.18	5.18
3	5.01	5.01
4	4.87	5.66
5	5.08	6.65
6	3.92	11.73
7	4.09	12.08
8	4.01	12.34
9	4.17	12.68
10	4.16	12.82
11	4.25	13.07
12	4.50	13.51
13	4.53	13.68
14	4.85	14.17
15	4.88	14.33
16	5.01	14.59
17	5.42	15.16
18	5.31	15.15
19	5.52	15.47
20	5.61	15.69
21	5.80	15.98
22	5.83	16.08
23	5.93	15.37
24	5.85	10.68
25	5.94	11.07
26	6.21	11.63
27	6.02	11.43
28	5.99	11.43
29	6.49	12.07
30	6.19	11.81
31	6.55	12.29
32	6.65	12.41
33	6.89	12.72

Period	Available Rate (2)	Available Rate (3)
34	6.80	12.61
35	6.83	12.50
36	7.00	11.49
37	7.05	11.63
38	7.40	12.23
39	7.22	12.00
40	7.24	12.03
41	7.88	12.88
42	7.36	12.33
43	7.67	12.84
44	7.57	12.73
45	7.81	13.05
46	7.63	12.81
47	7.65	12.85
48	7.97	13.26
49	7.86	13.08
50	8.15	13.43

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward LIBOR curves instantaneously increase by 1000 basis points in period 2 and thereafter and includes all projected cash proceeds from the Derivative Contracts.

Group 1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	7.79	7.79
2	4.83	7.24
3	4.71	7.10
4	3.90	11.58
5	4.11	11.79
6	3.98	11.65
7	4.17	11.83
8	4.16	11.80
9	4.34	11.96
10	4.33	11.94
11	4.42	12.01
12	4.63	12.20
13	4.64	12.26
14	4.85	12.52
15	4.86	12.59
16	4.98	12.75
17	5.41	13.23
18	5.19	13.06
19	5.39	13.30
20	5.38	13.34
21	5.56	13.57
22	5.56	13.61
23	5.68	13.77
24	5.88	14.02
25	5.84	14.06
26	5.92	14.23
27	5.75	14.15
28	5.71	14.21
29	6.05	14.63
30	5.87	14.55
31	6.15	14.93
32	6.12	14.03
33	6.38	14.37
34	6.18	13.12
35	6.27	13.28
36	6.95	14.52
37	6.89	14.60
38	7.07	14.96
39	7.01	15.06
40	7.09	15.31
41	7.55	16.00
42	7.32	15.86
43	7.56	16.29
44	7.55	16.47
45	7.79	16.92
46	7.78	17.11
47	7.91	17.45
48	8.19	17.90
49	8.22	18.20
50	8.45	18.76

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward LIBOR curves instantaneously increase by 1000 basis points in period 2 and thereafter and includes all projected cash proceeds from the Derivative Contracts.

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		2,399	
Total Outstanding Balance		$611,342,405	
Average Loan Balance		$254,832	$42,974 to $968,000
WA Mortgage Rate		5.661%	2.875% to 10.000%
WA Mortgage Rate Net LPMI		5.585%	2.875% to 9.000%
Net WAC		5.175%	2.465% to 8.590%
ARM Characteristics			
WA Gross Margin		3.462%	1.124% to 7.000%
WA Months to First Roll		30	3 to 119
WA First Periodic Cap		3.048%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.120%	1.000% to 2.000%
WA Lifetime Cap		11.545%	8.625% to 16.000%
WA Lifetime Floor		3.534%	1.124% to 9.000%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	356 to 360
WA Age (months)		1	0 to 4
WA LTV		79.00%	16.67% to 100.00%
WA FICO		697	
WA DTI%		37.96%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		65.90%	
Prepay Moves Exempted	Soft	25.93%	
	Hard	39.97%	
	No Prepay	34.10%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	63.47%	SFR	65.77%	REDUCED	46.98%	PUR	63.23%	OWNER	86.84%	0	34.10%
FL	9.43%	PUD	16.67%	FULL	27.87%	REFI/CO	26.16%	INV HM	10.67%	12	15.24%
MD	2.84%	CND	10.44%	NINA	9.71%	REFI	10.61%	2ND HM	2.49%	24	32.61%
VA	2.28%	2-4 FAMILY	7.07%	NO RATIO	6.99%					36	9.11%
GA	2.26%	MANUF	0.04%	NISA	6.95%					60	8.94%

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3/1 CMT1Y	$321,726	1	0.05	$321,726	3.750	3.750	3.750	3.340	359.00	1.00	678	69.4
7/1 CMT1Y	$1,032,168	2	0.17	$516,084	4.875	5.000	4.914	4.504	359.00	1.00	782	78.7
5/1 LIB12M	$6,445,800	14	1.05	$460,414	4.875	5.875	5.204	4.794	359.16	0.84	738	74.2
30Y LIB6M	$113,605,799	417	18.58	$272,436	2.875	9.375	5.378	4.886	359.54	0.46	693	79.4
2/28 LIB6M	$280,126,187	1,199	45.82	$233,633	3.625	10.000	5.865	5.325	359.32	0.68	690	81.3
3/27 LIB6M	$78,404,807	309	12.83	$253,737	3.375	9.000	5.595	5.180	359.32	0.68	698	77.6
5/25 LIB6M	$120,205,501	422	19.66	$284,847	3.875	8.000	5.545	5.133	358.90	1.10	713	75.2
7/23 LIB6M	$11,003,735	34	1.80	$323,639	3.625	6.875	5.491	5.081	358.75	1.25	720	72.5
10/20 LIB6M	$196,680	1	0.03	$196,680	5.500	5.500	5.500	5.090	359.00	1.00	724	80.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$0.01 - $50,000.00	$231,765	5	0.04	$46,353	4.750	8.490	7.003	5.908	358.79	1.21	666	81.8
$50,000.01 - $100,000.00	$11,937,524	140	1.95	$85,268	4.250	10.000	6.385	5.840	359.26	0.74	686	79.5
$100,000.01 - $150,000.00	$52,988,454	417	8.67	$127,071	3.375	9.625	6.038	5.510	359.27	0.73	693	81.2
$150,000.01 - $200,000.00	$75,653,973	432	12.38	$175,125	3.625	9.000	5.903	5.359	359.26	0.74	693	81.0
$200,000.01 - $250,000.00	$78,400,210	347	12.82	$225,937	2.875	8.500	5.633	5.121	359.36	0.64	699	79.2
$250,000.01 - $300,000.00	$96,433,079	352	15.77	$273,958	3.625	9.375	5.697	5.196	359.34	0.66	694	80.3
$300,000.01 - $350,000.00	$86,577,195	268	14.16	$323,049	3.500	8.875	5.541	5.065	359.28	0.72	699	79.0
$350,000.01 - $400,000.00	$57,292,312	152	9.37	$376,923	3.875	8.625	5.610	5.155	359.28	0.72	696	79.9
$400,000.01 - $450,000.00	$28,826,185	68	4.72	$423,914	3.750	8.500	5.573	5.155	359.19	0.81	701	79.7
$450,000.01 - $500,000.00	$39,174,237	82	6.41	$477,735	3.875	8.750	5.570	5.111	359.19	0.81	698	76.8
$500,000.01 - $550,000.00	$19,472,781	37	3.19	$526,291	4.000	7.000	5.450	4.996	359.11	0.89	713	78.0
$550,000.01 - $600,000.00	$21,440,450	37	3.51	$579,472	3.375	6.750	5.206	4.796	359.16	0.84	688	73.8
$600,000.01 - $650,000.00	$20,880,313	33	3.42	$632,737	3.875	7.500	5.366	4.956	359.18	0.82	714	73.8
$650,000.01 - $700,000.00	$6,778,281	10	1.11	$677,828	4.250	6.125	5.202	4.791	359.21	0.79	687	65.7
$700,000.01 - $750,000.00	$5,856,646	8	0.96	$732,081	3.875	6.375	5.292	4.881	359.38	0.62	703	73.2
$750,000.01 - $800,000.00	$2,316,000	3	0.38	$772,000	5.500	6.125	5.834	5.423	360.00	0.00	694	74.9
$800,000.01 - $850,000.00	$3,330,000	4	0.54	$832,500	4.375	5.250	4.846	4.435	358.50	1.50	741	72.1
$850,000.01 - $900,000.00	$900,000	1	0.15	$900,000	4.625	4.625	4.625	4.215	358.00	2.00	732	66.7
$900,000.01 - $950,000.00	$1,885,000	2	0.31	$942,500	5.375	5.875	5.626	5.215	359.00	1.00	715	77.5
$950,000.01 - $1,000,000.	$968,000	1	0.16	$968,000	4.750	4.750	4.750	4.340	358.00	2.00	744	80.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AZ	$9,575,176	61	1.57	$156,970	4.375	9.000	6.287	5.751	359.23	0.77	674	83.8
CA	$388,030,235	1,307	63.47	$296,886	2.875	9.000	5.445	4.981	359.30	0.70	703	77.1
CO	$12,626,124	63	2.07	$200,415	3.375	9.375	6.266	5.559	359.27	0.73	689	82.5
CT	$1,594,126	6	0.26	$265,688	3.875	7.750	5.902	5.365	359.25	0.75	641	76.2
DC	$2,857,245	11	0.47	$259,750	4.750	7.375	5.987	5.577	359.00	1.00	683	79.6
DE	$413,556	3	0.07	$137,852	6.375	6.500	6.415	6.004	359.00	1.00	693	90.2

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
FL	$57,636,751	278	9.43	$207,326	3.625	9.375	5.830	5.386	359.30	0.70	693	80.0
GA	$13,791,545	72	2.26	$191,549	4.125	8.000	5.239	4.814	358.70	1.30	697	80.9
HI	$631,815	2	0.10	$315,908	5.880	6.375	6.233	5.493	359.00	1.00	701	89.3
ID	$219,800	2	0.04	$109,900	4.500	5.750	5.003	4.593	360.00	0.00	719	87.7
IL	$13,670,798	76	2.24	$179,879	4.500	9.625	6.661	6.072	359.14	0.86	672	84.3
IN	$647,782	5	0.11	$129,556	5.625	7.000	6.141	5.624	359.00	1.00	739	87.9
KS	$633,540	3	0.10	$211,180	5.875	8.000	7.517	7.107	358.77	1.23	673	90.3
KY	$453,839	2	0.07	$226,919	4.990	5.500	5.350	4.600	359.00	1.00	688	85.9
LA	$375,669	2	0.06	$187,835	6.500	7.000	6.671	6.261	359.66	0.34	625	79.1
MA	$7,167,409	26	1.17	$275,670	4.250	8.375	6.797	6.341	359.19	0.81	691	83.4
MD	$17,349,762	64	2.84	$271,090	4.125	8.500	5.885	5.435	359.10	0.90	690	83.1
MI	$2,358,978	13	0.39	$181,460	4.990	7.990	6.501	5.478	358.97	1.03	685	90.9
MN	$3,499,739	19	0.57	$184,197	4.250	8.625	6.457	5.787	359.75	0.25	684	83.0
MO	$2,127,995	10	0.35	$212,799	5.250	7.625	6.003	5.481	359.34	0.66	657	84.9
MS	$192,800	1	0.03	$192,800	4.875	4.875	4.875	4.465	358.00	2.00	664	80.0
NC	$2,482,986	14	0.41	$177,356	3.500	8.000	6.050	5.551	358.92	1.08	728	83.3
NJ	$5,279,856	21	0.86	$251,422	3.875	8.625	6.196	5.786	359.29	0.71	671	74.5
NM	$123,380	1	0.02	$123,380	6.115	6.115	6.115	4.555	359.00	1.00	745	100.0
NV	$11,607,960	64	1.90	$181,374	4.125	8.500	6.110	5.407	359.35	0.65	693	83.9
NY	$6,574,431	21	1.08	$313,068	3.500	7.750	6.432	6.022	359.20	0.80	685	84.7
OH	$3,661,429	24	0.60	$152,560	4.750	8.000	6.457	5.797	359.33	0.67	679	88.0
OK	$363,850	3	0.06	$121,283	5.625	7.375	6.476	6.065	360.00	0.00	647	88.9
OR	$2,661,133	16	0.44	$166,321	4.500	6.990	5.788	5.231	359.52	0.48	688	79.6
PA	$1,329,037	6	0.22	$221,506	5.500	6.625	5.861	5.300	358.93	1.07	689	86.0
SC	$4,403,207	24	0.72	$183,467	3.750	8.000	5.554	5.105	359.09	0.91	693	85.0
TN	$3,242,567	15	0.53	$216,171	5.125	10.000	6.580	6.029	359.03	0.97	712	85.4
TX	$8,936,129	53	1.46	$168,606	4.875	8.490	6.431	5.817	359.29	0.71	672	84.4
UT	$3,239,661	19	0.53	$170,508	3.750	8.500	6.164	5.287	359.70	0.30	688	85.9
VA	$13,934,559	54	2.28	$258,047	3.875	8.000	5.717	5.243	358.97	1.03	689	83.8
WA	$6,952,493	33	1.14	$210,682	4.500	8.250	5.794	5.255	359.51	0.49	697	80.2
WI	$492,322	3	0.08	$164,107	5.875	6.990	6.319	5.398	359.57	0.43	650	79.1
WV	$75,922	1	0.01	$75,922	5.865	5.865	5.865	4.305	359.00	1.00	775	100.0
WY	$126,799	1	0.02	$126,799	7.125	7.125	7.125	6.715	359.00	1.00	691	90.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 20.00	$600,000	1	0.10	$600,000	4.375	4.375	4.375	3.965	359.00	1.00	682	16.7
25.01 - 30.00	$1,957,759	9	0.32	$217,529	4.500	5.750	5.211	4.801	359.05	0.95	706	28.0
30.01 - 35.00	$1,199,121	7	0.20	$171,303	4.125	6.375	5.020	4.610	359.45	0.55	712	33.5
35.01 - 40.00	$4,225,855	16	0.69	$264,116	3.500	8.000	4.881	4.471	358.71	1.29	731	38.1
40.01 - 45.00	$5,196,179	22	0.85	$236,190	3.375	7.875	4.914	4.503	358.93	1.07	723	43.4
45.01 - 50.00	$6,734,405	31	1.10	$217,239	3.750	7.375	5.061	4.651	359.30	0.70	705	48.6
50.01 - 55.00	$5,539,796	21	0.91	$263,800	4.000	8.000	5.082	4.672	359.09	0.91	693	52.5
55.01 - 60.00	$8,574,365	32	1.40	$267,949	3.750	7.750	5.045	4.634	359.26	0.74	694	58.1
60.01 - 65.00	$18,255,729	64	2.99	$285,246	3.875	8.255	5.110	4.700	359.27	0.73	698	63.3
65.01 - 70.00	$61,990,198	214	10.14	$289,674	2.875	8.500	5.007	4.597	359.34	0.66	704	69.1

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
70.01 - 75.00	$28,501,951	96	4.66	$296,895	3.750	9.000	5.728	5.318	359.21	0.79	687	73.8
75.01 - 80.00	$325,970,479	1,226	53.32	$265,881	3.375	8.255	5.484	5.074	359.27	0.73	698	79.7
80.01 - 85.00	$13,766,423	51	2.25	$269,930	4.375	8.625	6.149	5.613	359.43	0.57	678	84.3
85.01 - 90.00	$63,161,934	278	10.33	$227,201	4.500	10.000	6.475	5.884	359.35	0.65	692	89.7
90.01 - 95.00	$43,792,765	216	7.16	$202,744	4.750	9.375	6.693	6.090	359.23	0.77	688	94.9
95.01 - 100.00	$21,875,445	115	3.58	$190,221	4.625	8.500	6.790	5.260	358.98	1.02	706	99.9
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2.500 - 2.999	$414,000	2	0.07	$207,000	2.875	2.875	2.875	2.465	360.00	0.00	750	67.8
3.000 - 3.499	$689,332	2	0.11	$344,666	3.375	3.375	3.375	2.965	359.16	0.84	734	74.3
3.500 - 3.999	$10,020,313	30	1.64	$334,010	3.500	3.990	3.808	3.398	359.25	0.75	730	65.7
4.000 - 4.499	$32,210,793	116	5.27	$277,679	4.000	4.375	4.264	3.853	359.11	0.89	718	70.5
4.500 - 4.999	$112,336,422	395	18.38	$284,396	4.500	4.990	4.731	4.318	359.13	0.87	713	74.6
5.000 - 5.499	$127,931,072	477	20.93	$268,199	5.000	5.490	5.194	4.778	359.33	0.67	709	75.8
5.500 - 5.999	$131,443,359	486	21.50	$270,460	5.500	5.990	5.697	5.260	359.33	0.67	696	79.8
6.000 - 6.499	$71,408,863	281	11.68	$254,124	6.000	6.490	6.182	5.706	359.30	0.70	680	82.2
6.500 - 6.999	$64,379,078	291	10.53	$221,234	6.500	6.990	6.715	6.103	359.26	0.74	678	85.8
7.000 - 7.499	$24,433,194	134	4.00	$182,337	7.000	7.490	7.189	6.527	359.26	0.74	674	87.6
7.500 - 7.999	$21,372,331	108	3.50	$197,892	7.500	7.990	7.672	6.866	359.24	0.76	668	87.7
8.000 - 8.499	$8,847,686	49	1.45	$180,565	8.000	8.490	8.162	7.263	359.30	0.70	673	88.3
8.500 - 8.999	$4,874,820	21	0.80	$232,134	8.500	8.875	8.607	7.384	359.54	0.46	643	90.8
9.000 - 9.499	$746,283	5	0.12	$149,257	9.000	9.375	9.169	7.959	359.65	0.35	632	89.0
9.500 - 9.999	$140,400	1	0.02	$140,400	9.625	9.625	9.625	7.745	360.00	0.00	623	90.0
10.000 - 10.499	$94,458	1	0.02	$94,458	10.000	10.000	10.000	8.190	359.00	1.00	652	90.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$402,103,116	1,575	65.77	$255,304	2.875	9.625	5.656	5.166	359.28	0.72	696	78.9
PUD	$101,936,443	397	16.67	$256,767	3.625	8.625	5.685	5.194	359.15	0.85	696	80.7
CND	$63,843,705	281	10.44	$227,202	3.625	9.375	5.678	5.185	359.37	0.63	705	80.2
2-4 FAMILY	$43,195,241	145	7.07	$297,898	2.875	10.000	5.612	5.192	359.28	0.72	705	74.4
MANUF	$263,900	1	0.04	$263,900	6.000	6.000	6.000	5.590	360.00	0.00	606	58.6
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
PUR	$386,522,902	1,561	63.23	$247,612	3.375	9.375	5.764	5.251	359.26	0.74	703	82.7

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
REFI/CASH-OUT	$159,928,278	604	26.16	$264,782	2.875	10.000	5.594	5.155	359.33	0.67	680	73.4
REFI	$64,891,225	234	10.61	$277,313	3.500	7.990	5.207	4.767	359.11	0.89	705	71.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
OWNER OCC	$530,905,781	2,031	86.84	$261,401	3.375	9.375	5.641	5.155	359.27	0.73	695	79.4
INV HM	$65,232,866	305	10.67	$213,878	2.875	10.000	5.827	5.338	359.30	0.70	709	75.5
2ND HM	$15,203,758	63	2.49	$241,329	3.875	7.875	5.613	5.172	359.07	0.93	712	80.5
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
301 - 360	$611,342,405	2,399	100.00	$254,832	2.875	10.000	5.661	5.175	359.27	0.73	697	79.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
REDUCED	$287,179,937	1,054	46.98	$272,467	3.375	10.000	5.548	5.025	359.35	0.65	700	78.0
FULL	$170,400,311	671	27.87	$253,950	2.875	9.000	5.340	4.924	359.09	0.91	694	77.4
NINA	$59,379,946	266	9.71	$223,233	4.125	9.000	6.463	5.997	359.14	0.86	701	82.4
NO RATIO	$42,756,189	178	6.99	$240,203	3.750	8.000	5.763	5.283	359.45	0.55	702	81.1
NISA	$42,467,044	189	6.95	$224,693	4.500	9.375	6.398	5.828	359.51	0.49	688	85.2
SISA	$7,337,319	34	1.20	$215,804	4.125	8.500	6.275	5.864	358.72	1.28	660	79.4
NAV	$1,821,658	7	0.30	$260,237	4.375	6.500	5.146	4.736	359.17	0.83	673	77.4
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
801 - 820	$2,524,091	8	0.41	$315,511	4.625	5.750	5.094	4.683	359.10	0.90	808	74.6
781 - 800	$24,680,794	89	4.04	$277,312	3.375	7.250	5.185	4.733	359.32	0.68	788	73.6
761 - 780	$46,517,971	175	7.61	$265,817	3.500	8.375	5.336	4.883	359.21	0.79	769	78.0
741 - 760	$54,311,763	221	8.88	$245,755	2.875	8.500	5.328	4.856	359.25	0.75	750	77.9
721 - 740	$72,644,655	276	11.88	$263,205	3.375	8.375	5.322	4.850	359.21	0.79	730	78.8
701 - 720	$84,960,981	319	13.90	$266,335	3.875	9.000	5.555	5.074	359.25	0.75	709	79.3
681 - 700	$88,566,058	338	14.49	$262,030	3.750	8.500	5.589	5.078	359.32	0.68	690	79.2
661 - 680	$89,555,710	354	14.65	$252,982	3.750	8.875	5.874	5.317	359.26	0.74	670	80.8

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
641 - 660	$74,735,312	308	12.22	$242,647	3.750	10.000	5.907	5.439	359.28	0.72	650	80.7
621 - 640	$46,397,035	184	7.59	$252,158	4.375	9.625	6.192	5.728	359.32	0.68	631	79.3
601 - 620	$18,383,472	91	3.01	$202,016	4.500	8.625	6.419	5.988	359.26	0.74	612	78.1
581 - 600	$4,965,520	21	0.81	$236,453	5.000	9.000	6.486	6.023	359.56	0.44	595	73.1
561 - 580	$1,265,162	6	0.21	$210,860	5.875	8.500	7.085	6.674	359.15	0.85	572	78.4
541 - 560	$1,118,531	5	0.18	$223,706	7.500	8.625	8.113	7.703	359.71	0.29	550	64.5
521 - 540	$275,245	2	0.05	$137,622	7.375	8.000	7.628	7.218	359.41	0.59	534	60.8
501 - 520	$440,104	2	0.07	$220,052	7.500	9.000	7.947	7.536	357.30	2.70	507	68.2
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Current	$611,342,405	2,399	100.00	$254,832	2.875	10.000	5.661	5.175	359.27	0.73	697	79.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$611,342,405	2,399	100.00	$254,832	2.875	10.000	5.661	5.175	359.27	0.73	697	79.0
	$611,342,405	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0	$208,450,791	791	34.10	$263,528	3.375	9.625	5.682	5.234	359.06	0.94	704	77.6
12	$93,184,192	327	15.24	$284,967	2.875	8.625	5.486	5.010	359.54	0.46	695	79.2
24	$199,352,179	842	32.61	$236,760	3.750	10.000	5.770	5.210	359.33	0.67	689	81.2
36	$55,696,664	227	9.11	$245,360	3.750	9.000	5.582	5.149	359.44	0.56	695	76.3
60	$54,658,580	212	8.94	$257,823	3.625	9.375	5.558	5.125	359.20	0.80	709	78.7
18	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

80% LTV/PMI Analysis

(Excludes 1739 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
> 80% LTV, no MI	$816,419	3	0.57	$272,140	5.875	9.000	6.748	6.337	359.54	0.46	597	87.6
> 80% LTV, with MI	$141,780,149	657	99.43	$215,799	4.375	10.000	6.558	5.822	359.26	0.74	692	92.3
	$142,596,568	**660**	**100.00**	**$216,055**	**4.375**	**10.000**	**6.559**	**5.825**	**359.26**	**0.74**	**692**	**92.3**

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1 - 6	6	$113,605,799	417	18.58	$272,436	2.875	9.375	5.378	4.886	359.54	0.46	693	79.4
19 - 24	23	$280,126,187	1,199	45.82	$233,633	3.625	10.000	5.865	5.325	359.32	0.68	690	81.3
32 - 37	35	$78,726,533	310	12.88	$253,957	3.375	9.000	5.588	5.172	359.32	0.68	698	77.5
56 - 61	59	$126,651,301	436	20.72	$290,485	3.875	8.000	5.528	5.116	358.91	1.09	714	75.1
80 - 85	83	$12,035,903	36	1.97	$334,331	3.625	6.875	5.442	5.031	358.77	1.23	726	73.0
> 85	119	$196,680	1	0.03	$196,680	5.500	5.500	5.500	5.090	359.00	1.00	724	80.0
30	**30**	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
< 1.250	$146,740	1	0.02	$146,740	6.625	6.625	6.625	6.215	359.00	1.00	700	75.0
2.000 - 2.249	$790,946	5	0.13	$158,189	3.875	6.250	5.308	4.898	358.22	1.78	697	86.6
2.250 - 2.499	$75,929,040	230	12.42	$330,126	3.625	6.125	5.060	4.650	358.66	1.34	725	71.3
2.500 - 2.749	$17,687,513	66	2.89	$267,993	3.875	8.240	5.098	4.688	359.44	0.56	721	77.0
2.750 - 2.999	$56,439,907	211	9.23	$267,488	3.375	7.375	5.337	4.927	359.12	0.88	709	79.6
3.000 - 3.249	$88,785,665	329	14.52	$269,865	2.875	9.000	5.285	4.870	359.53	0.47	697	79.3
3.250 - 3.499	$185,388,790	736	30.32	$251,887	3.625	8.500	5.469	5.056	359.45	0.55	703	78.6
3.500 - 3.749	$44,790,476	172	7.33	$260,410	4.375	8.000	5.844	5.397	359.54	0.46	681	75.8
3.750 - 3.999	$19,781,888	80	3.24	$247,274	4.750	8.375	6.188	5.586	359.61	0.39	677	79.6
4.000 - 4.249	$6,828,439	29	1.12	$235,463	5.250	8.000	6.570	5.717	359.50	0.50	668	81.7
4.250 - 4.499	$4,976,994	20	0.81	$248,850	5.875	9.375	7.889	6.501	359.61	0.39	673	90.9
4.500 - 4.749	$2,721,450	12	0.45	$226,788	4.990	10.000	7.649	6.257	359.62	0.38	670	82.7
4.750 - 4.999	$801,428	5	0.13	$160,286	5.875	9.625	8.269	6.386	358.79	1.21	646	92.2
5.000 - 5.249	$73,732,606	347	12.06	$212,486	4.750	8.625	6.549	5.767	359.01	0.99	689	88.2
5.250 - 5.499	$1,452,400	6	0.24	$242,067	6.000	8.125	7.099	6.430	359.61	0.39	601	76.2
5.500 - 5.749	$2,051,343	9	0.34	$227,927	5.500	9.000	6.494	5.956	359.76	0.24	617	77.4
5.750 - 5.999	$24,619,269	117	4.03	$210,421	5.490	9.000	6.634	6.223	358.85	1.15	639	79.2
6.000 - 6.249	$2,947,626	15	0.48	$196,508	6.240	7.740	6.762	6.352	359.19	0.81	603	76.2
6.250 - 6.499	$680,809	5	0.11	$136,162	6.130	8.500	7.212	6.801	359.43	0.57	622	77.0
7.000 - 7.249	$789,078	4	0.13	$197,269	7.250	8.625	7.810	7.328	359.48	0.52	613	74.0
3.462	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
8.500 - 8.999	$1,513,815	5	0.25	$302,763	2.875	3.875	3.569	3.159	358.55	1.45	734	61.2
9.000 - 9.499	$5,588,852	15	0.91	$372,590	3.375	4.375	4.285	3.874	358.10	1.90	713	67.4
9.500 - 9.999	$27,726,368	84	4.54	$330,076	3.500	4.875	4.426	4.016	358.68	1.32	727	73.4
10.000 - 10.499	$44,038,614	161	7.20	$273,532	4.000	5.375	4.630	4.220	359.18	0.82	717	73.5
10.500 - 10.999	$114,550,240	414	18.74	$276,691	4.500	5.875	4.913	4.501	359.24	0.76	708	75.8
11.000 - 11.499	$117,381,921	447	19.20	$262,599	4.990	6.375	5.252	4.840	359.35	0.65	707	76.2
11.500 - 11.999	$120,924,965	450	19.78	$268,722	3.375	6.990	5.791	5.365	359.37	0.63	694	79.7
12.000 - 12.499	$67,235,735	264	11.00	$254,681	4.500	7.375	6.249	5.803	359.32	0.68	680	81.7
12.500 - 12.999	$51,041,366	231	8.35	$220,958	5.650	7.990	6.761	6.246	359.32	0.68	679	84.3

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
13.000 - 13.499	$21,518,766	116	3.52	$185,507	5.000	8.375	7.126	6.476	359.31	0.69	677	87.5
13.500 - 13.999	$20,106,537	106	3.29	$189,684	5.625	7.990	7.323	6.306	359.30	0.70	678	90.8
14.000 - 14.499	$7,881,453	45	1.29	$175,143	7.000	8.490	7.803	6.504	359.39	0.61	670	91.6
14.500 - 14.999	$8,307,963	38	1.36	$218,631	7.500	8.875	8.124	6.620	359.24	0.76	651	92.1
15.000 - 15.499	$2,195,011	14	0.36	$156,787	8.000	9.375	8.395	7.152	359.27	0.73	632	85.0
15.500 - 15.999	$998,208	6	0.16	$166,368	8.500	9.625	8.693	7.447	359.65	0.35	603	84.7
16.000 - 16.499	$332,591	3	0.05	$110,864	9.000	10.000	9.284	8.476	358.93	1.07	581	84.1
11.545	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
01/04	$918,718	4	0.15	$229,679	4.500	6.000	4.946	4.535	357.00	3.00	659	80.0
02/04	$3,790,914	13	0.62	$291,609	4.125	8.500	6.075	5.425	358.00	2.00	677	83.2
03/04	$42,096,438	151	6.89	$278,784	3.500	8.625	5.215	4.760	359.00	1.00	694	79.1
04/04	$21,871,174	83	3.58	$263,508	3.375	8.375	5.396	4.930	360.00	0.00	700	78.3
05/04	$44,928,555	166	7.35	$270,654	2.875	9.375	5.472	4.944	360.00	0.00	691	79.9
07/05	$1,069,612	5	0.17	$213,922	4.125	8.250	5.884	5.474	357.00	3.00	630	73.5
08/05	$14,600,647	63	2.39	$231,756	3.875	9.000	5.881	5.422	358.00	2.00	687	80.9
09/05	$156,936,465	677	25.67	$231,812	3.990	10.000	5.980	5.383	359.00	1.00	686	82.3
10/05	$31,650,458	122	5.18	$259,430	3.750	9.375	5.665	5.207	360.00	0.00	701	81.1
11/05	$75,869,006	332	12.41	$228,521	3.625	9.625	5.709	5.235	360.00	0.00	694	79.3
07/06	$581,837	1	0.10	$581,837	4.875	4.875	4.875	4.465	357.00	3.00	687	80.0
08/06	$5,694,674	20	0.93	$284,734	3.625	7.500	4.890	4.480	358.00	2.00	705	76.9
09/06	$40,573,919	165	6.64	$245,903	3.375	8.000	5.647	5.237	359.00	1.00	697	78.1
10/06	$9,838,763	35	1.61	$281,108	4.250	8.500	5.436	5.020	360.00	0.00	709	75.2
11/06	$22,037,340	89	3.60	$247,611	4.375	9.000	5.746	5.318	360.00	0.00	695	77.6
06/08	$596,962	1	0.10	$596,962	4.750	4.750	4.750	4.340	356.00	4.00	751	37.5
07/08	$3,249,041	10	0.53	$324,904	3.875	6.250	4.788	4.377	357.00	3.00	724	77.0
08/08	$22,789,132	71	3.73	$320,974	3.875	7.125	4.768	4.358	358.00	2.00	726	72.6
09/08	$80,299,837	293	13.14	$274,061	4.375	8.000	5.724	5.313	359.00	1.00	710	77.2
10/08	$12,293,279	36	2.01	$341,480	4.625	6.750	5.743	5.323	360.00	0.00	716	73.0
11/08	$7,423,050	25	1.21	$296,922	4.750	7.250	5.765	5.355	360.00	0.00	705	66.9
08/10	$2,781,518	7	0.45	$397,360	3.625	6.500	4.896	4.486	358.00	2.00	725	77.9
09/10	$9,254,385	29	1.51	$319,117	4.875	6.875	5.606	5.195	359.00	1.00	726	71.5
09/13	$196,680	1	0.03	$196,680	5.500	5.500	5.500	5.090	359.00	1.00	724	80.0
04/06	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 5.00	$302,835	1	0.05	$302,835	4.990	4.990	4.990	4.580	359.00	1.00	739	80.0
5.01 - 10.00	$1,141,600	4	0.19	$285,400	4.750	6.500	5.210	4.799	359.40	0.60	691	56.6
10.01 - 15.00	$1,982,137	10	0.32	$198,214	3.375	5.990	4.641	4.181	359.21	0.79	750	61.3
15.01 - 20.00	$5,916,664	23	0.97	$257,246	4.000	8.240	5.310	4.870	359.13	0.87	709	74.4

$611,342,405 Group 1 Adjustable Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
20.01 - 25.00	$16,421,638	63	2.69	$260,661	3.875	7.375	5.151	4.719	358.99	1.01	707	73.9
25.01 - 30.00	$27,186,053	101	4.45	$269,169	3.500	10.000	5.377	4.901	359.00	1.00	713	75.6
30.01 - 35.00	$44,106,874	168	7.21	$262,541	3.750	8.500	5.530	4.993	359.06	0.94	706	78.1
35.01 - 40.00	$59,785,518	222	9.78	$269,304	2.875	8.490	5.523	4.994	359.19	0.81	699	78.6
40.01 - 45.00	$70,141,173	260	11.47	$269,774	3.625	8.500	5.766	5.193	359.13	0.87	689	80.8
45.01 - 50.00	$55,791,933	216	9.13	$258,296	3.750	7.740	5.472	5.014	359.34	0.66	694	78.5
50.01 - 55.00	$5,872,021	20	0.96	$293,601	4.250	7.500	5.260	4.830	359.32	0.68	727	73.8
> 55.00	$971,596	3	0.16	$323,865	5.000	7.000	5.447	5.036	359.36	0.64	717	74.7
Unknown	$321,722,363	1,308	52.63	$245,965	2.875	9.625	5.787	5.324	359.36	0.64	695	79.8
37.96	**$611,342,405**	**2,399**	**100.00**	**$254,832**	**2.875**	**10.000**	**5.661**	**5.175**	**359.27**	**0.73**	**697**	**79.0**

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

Summary of Loans in Statistical Calculation Pool			Range
Total Number of Loans		93	
Total Outstanding Balance		$88,658,408	
Escrow Balance %		99.31%	
Average Loan Balance		$953,316	$299,388 to $2,350,000
WA Mortgage Rate		5.088%	4.375% to 6.875%
WA Mortgage Rate Net LPMI		5.088%	4.375% to 6.875%
Net WAC		4.802%	4.090% to 6.590%
ARM Characteristics			
WA Gross Margin		2.989%	2.500% to 3.250%
WA Months to First Roll		58	34 to 84
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		1.000%	1.000% to 1.000%
WA Lifetime Cap		10.104%	9.375% to 11.875%
WA Lifetime Floor		5.088%	4.375% to 6.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	357 to 360
WA Age (months)		1	0 to 3
WA LTV		66.58%	19.46% to 76.77%
WA FICO		730	
WA DSCR		1.40	
WA Occ Rate		97.72%	
WA Units #		24	
WA Property Value		$1,839,835	
Cross Coll %		0.00%	
Cross Def %		0.00%	
Recourse %		100.00%	
Interest Only %		0.00%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		100.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	100.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	95.37%	MULTI	100.00%	FULL	100.00%	PUR	52.25%	INV HM	100.00%	36	18.01%
AZ	2.47%					REFI/CO	43.84%			60	70.41%
TX	1.17%					REFI	3.91%			84	11.58%
OR	0.98%										

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3/27 LIB6M	$15,965,058	18	18.01	$886,948	4.375	5.875	4.720	4.435	359.35	0.65	720	68.9
5/25 LIB6M	$62,424,600	64	70.41	$975,384	4.625	6.875	5.131	4.846	359.11	0.89	734	67.2
7/23 LIB6M	$10,268,750	11	11.58	$933,523	5.125	5.625	5.394	5.109	359.55	0.45	717	59.0
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$250,000.01 - $300,000.00	$299,388	1	0.34	$299,388	5.500	5.500	5.500	5.215	358.00	2.00	685	42.9
$300,000.01 - $350,000.00	$681,865	2	0.77	$340,932	5.875	6.875	6.370	6.084	359.00	1.00	740	73.0
$350,000.01 - $400,000.00	$1,153,750	3	1.30	$384,583	4.375	6.000	4.930	4.644	360.00	0.00	720	62.6
$400,000.01 - $450,000.00	$402,500	1	0.45	$402,500	6.000	6.000	6.000	5.715	360.00	0.00	724	70.0
$450,000.01 - $500,000.00	$2,928,740	6	3.30	$488,123	4.875	5.625	5.247	4.962	359.19	0.81	757	67.1
$500,000.01 - $550,000.00	$2,116,623	4	2.39	$529,156	4.375	5.750	5.161	4.876	359.50	0.50	723	67.1
$550,000.01 - $600,000.00	$4,641,210	8	5.23	$580,151	4.750	5.625	5.236	4.951	359.62	0.38	748	61.0
$600,000.01 - $650,000.00	$5,672,658	9	6.40	$630,295	4.375	5.500	4.847	4.562	359.00	1.00	750	62.0
$650,000.01 - $700,000.00	$699,303	1	0.79	$699,303	6.000	6.000	6.000	5.715	359.00	1.00	778	56.5
$700,000.01 - $750,000.00	$5,060,572	7	5.71	$722,939	4.625	5.375	5.054	4.769	359.01	0.99	739	69.6
$750,000.01 - $1,000,000.00	$13,550,364	16	15.28	$846,898	4.375	5.750	5.111	4.825	358.87	1.13	732	67.6
$1,000,000.01 - $1,500,000.00	$27,498,457	23	31.02	$1,195,585	4.375	5.750	5.039	4.754	359.28	0.72	732	65.2
$1,500,000.01 - $2,000,000.00	$13,115,494	7	14.79	$1,873,642	4.875	5.500	5.095	4.809	359.13	0.87	714	68.3
> $2,000,000.00	$10,837,483	5	12.22	$2,167,497	4.625	5.500	5.027	4.741	359.42	0.58	710	70.9
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AZ	$2,193,982	2	2.47	$1,096,991	5.375	5.750	5.541	5.256	359.11	0.89	728	71.2
CA	$84,554,841	88	95.37	$960,850	4.375	6.000	5.061	4.776	359.22	0.78	729	66.5
OR	$873,066	1	0.98	$873,066	5.125	5.125	5.125	4.840	358.00	2.00	757	70.0
TX	$1,036,520	2	1.17	$518,260	6.000	6.875	6.285	5.999	359.00	1.00	777	61.2
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 50.00	$3,386,282	5	3.82	$677,256	4.750	5.500	5.033	4.748	359.06	0.94	765	41.4
50.01 - 55.00	$5,419,510	6	6.11	$903,252	4.375	5.750	5.297	5.011	359.25	0.75	725	53.6
55.01 - 60.00	$11,093,291	11	12.51	$1,008,481	4.375	6.000	5.244	4.959	359.31	0.69	709	57.8
60.01 - 65.00	$8,671,125	11	9.78	$788,284	4.375	5.750	4.922	4.637	359.70	0.30	717	63.3
65.01 - 70.00	$28,065,339	29	31.66	$967,770	4.375	6.000	4.987	4.702	358.99	1.01	734	68.1
70.01 - 75.00	$30,237,861	30	34.11	$1,007,929	4.625	6.875	5.145	4.859	359.18	0.82	734	73.9
75.01 - 80.00	$1,785,000	1	2.01	$1,785,000	5.000	5.000	5.000	4.715	360.00	0.00	729	76.8

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
4.375	$4,767,651	7	5.38	$681,093	4.375	4.375	4.375	4.090	359.87	0.13	725	63.8
4.625	$7,315,328	6	8.25	$1,219,221	4.625	4.625	4.625	4.340	359.70	0.30	734	71.7
4.750	$5,324,227	6	6.01	$887,371	4.750	4.750	4.750	4.465	358.67	1.33	749	57.3
4.875	$21,562,560	21	24.32	$1,026,789	4.875	4.875	4.875	4.590	359.27	0.73	727	67.7
5.000	$6,387,997	4	7.21	$1,596,999	5.000	5.000	5.000	4.715	359.83	0.17	725	73.7
5.125	$12,772,290	14	14.41	$912,306	5.125	5.125	5.125	4.840	359.05	0.95	718	65.7
5.250	$1,249,254	2	1.41	$624,627	5.250	5.250	5.250	4.965	359.48	0.52	773	53.4
5.375	$12,976,039	12	14.64	$1,081,337	5.375	5.375	5.375	5.090	359.77	0.23	729	67.2
5.500	$8,316,552	8	9.38	$1,039,569	5.500	5.500	5.500	5.215	357.95	2.05	716	63.0
5.625	$1,534,705	3	1.73	$511,568	5.625	5.625	5.625	5.340	359.02	0.98	761	66.1
5.750	$4,274,386	5	4.82	$854,877	5.750	5.750	5.750	5.465	358.12	1.88	755	67.3
5.875	$344,648	1	0.39	$344,648	5.875	5.875	5.875	5.590	359.00	1.00	704	75.0
6.000	$1,495,553	3	1.69	$498,518	6.000	6.000	6.000	5.715	359.53	0.47	749	65.0
6.875	$337,216	1	0.38	$337,216	6.875	6.875	6.875	6.590	359.00	1.00	776	71.1
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
MULTI	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
PUR	$46,319,828	48	52.25	$964,996	4.375	6.000	5.063	4.777	359.28	0.72	734	70.6
REFI/CASH-OUT	$38,871,805	40	43.84	$971,795	4.375	6.000	5.093	4.808	359.16	0.84	728	61.8
REFI	$3,466,775	5	3.91	$693,355	4.875	6.875	5.356	5.071	358.71	1.29	683	66.0
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
INV HM	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
301 - 360	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
FULL	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
781 - 800	$9,573,772	12	10.80	$797,814	4.750	5.750	5.174	4.888	359.01	0.99	790	65.0
761 - 780	$10,591,975	12	11.95	$882,665	4.625	6.875	5.218	4.932	359.27	0.73	772	63.0
741 - 760	$13,710,235	15	15.46	$914,016	4.375	5.750	5.116	4.831	359.29	0.71	747	69.0
721 - 740	$22,229,149	23	25.07	$966,485	4.375	6.000	5.034	4.748	359.31	0.69	730	69.4
701 - 720	$9,338,369	12	10.53	$778,197	4.375	5.875	4.774	4.488	359.42	0.58	715	68.7
681 - 700	$16,520,852	13	18.63	$1,270,835	4.750	5.500	5.119	4.834	359.25	0.75	690	63.8
661 - 680	$4,415,552	4	4.98	$1,103,888	5.125	5.500	5.370	5.084	357.87	2.13	666	62.4
641 - 660	$1,065,000	1	1.20	$1,065,000	5.125	5.125	5.125	4.840	360.00	0.00	652	60.0
621 - 640	$1,213,506	1	1.37	$1,213,506	4.875	4.875	4.875	4.590	359.00	1.00	630	72.5
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Current	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
36	$15,965,058	18	18.01	$886,948	4.375	5.875	4.720	4.435	359.35	0.65	720	68.9
60	$62,424,600	64	70.41	$975,384	4.625	6.875	5.131	4.846	359.11	0.89	734	67.2
84	$10,268,750	11	11.58	$933,523	5.125	5.625	5.394	5.109	359.55	0.45	717	59.0
58	**$88,658,408**	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
32 - 37	35	$15,965,058	18	18.01	$886,948	4.375	5.875	4.720	4.435	359.35	0.65	720	68.9
56 - 61	59	$62,424,600	64	70.41	$975,384	4.625	6.875	5.131	4.846	359.11	0.89	734	67.2
80 - 85	84	$10,268,750	11	11.58	$933,523	5.125	5.625	5.394	5.109	359.55	0.45	717	59.0
58	**58**	**$88,658,408**	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2.001 - 3.000	$78,911,787	83	89.01	$950,744	4.375	6.000	5.030	4.744	359.30	0.70	730	66.6
3.001 - 4.000	$9,746,622	10	10.99	$974,662	5.125	6.875	5.558	5.272	358.43	1.57	723	66.5
2.989	**$88,658,408**	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
9.001 - 10.000	$43,932,764	43	49.55	$1,021,692	4.375	5.000	4.782	4.497	359.39	0.61	729	67.5
10.001 - 11.000	$44,388,428	49	50.07	$905,886	4.875	6.000	5.377	5.091	359.02	0.98	730	65.6
11.001 - 12.000	$337,216	1	0.38	$337,216	6.875	6.875	6.875	6.590	359.00	1.00	776	71.1
10.104	**$88,658,408**	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
08/06	$3,664,731	5	4.13	$732,946	4.625	5.625	4.903	4.617	358.00	2.00	731	67.8
09/06	$3,101,827	4	3.50	$775,457	4.375	5.875	4.811	4.526	359.00	1.00	695	71.0
10/06	$9,198,500	9	10.38	$1,022,056	4.375	5.000	4.617	4.332	360.00	0.00	724	68.7
07/08	$3,506,051	3	3.95	$1,168,684	5.500	5.500	5.500	5.215	357.00	3.00	677	62.2
08/08	$11,892,960	12	13.41	$991,080	4.750	5.750	5.300	5.014	358.00	2.00	748	67.1
09/08	$21,178,238	22	23.89	$962,647	4.875	6.875	5.081	4.796	359.00	1.00	732	69.8
10/08	$25,847,350	27	29.15	$957,309	4.625	6.000	5.045	4.759	360.00	0.00	737	65.9
08/10	$1,740,021	2	1.96	$870,011	5.375	5.500	5.466	5.180	358.00	2.00	717	60.1
09/10	$1,158,729	2	1.31	$579,364	5.375	5.625	5.496	5.210	359.00	1.00	751	69.3
10/10	$7,370,000	7	8.31	$1,052,857	5.125	5.625	5.361	5.076	360.00	0.00	712	57.1

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
07/08	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

First Payment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
08/03	$3,506,051	3	3.95	$1,168,684	5.500	5.500	5.500	5.215	357.00	3.00	677	62.2
09/03	$17,297,713	19	19.51	$910,406	4.625	5.750	5.232	4.947	358.00	2.00	741	66.5
10/03	$25,438,794	28	28.69	$908,528	4.375	6.875	5.067	4.782	359.00	1.00	729	69.9
11/03	$42,415,850	43	47.84	$986,415	4.375	6.000	5.007	4.722	360.00	0.00	730	65.0
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

Range of Debt Service Coverage Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1.20 - 1.21	$10,542,247	13	11.89	$810,942	4.875	5.375	4.981	4.696	359.34	0.66	718	67.3
1.22 - 1.24	$11,183,605	11	12.61	$1,016,691	4.625	5.500	5.080	4.794	359.08	0.92	747	70.7
1.25 - 1.29	$11,156,061	10	12.58	$1,115,606	4.875	5.750	5.265	4.980	358.89	1.11	714	66.7
1.30 - 1.49	$34,670,665	38	39.11	$912,386	4.375	6.000	5.080	4.795	359.30	0.70	734	69.2
1.50 - 1.99	$19,198,936	19	21.65	$1,010,470	4.375	6.875	5.095	4.809	359.27	0.73	721	61.8
2.00 - 2.08	$1,296,895	1	1.46	$1,296,895	4.750	4.750	4.750	4.465	358.00	2.00	780	47.3
>= 2.09	$610,000	1	0.69	$610,000	4.750	4.750	4.750	4.465	360.00	0.00	800	19.5
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

Range of Current Occupancy Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
70.00 - 79.99	$770,000	1	0.87	$770,000	5.125	5.125	5.125	4.840	360.00	0.00	662	61.1
80.00 - 89.99	$7,477,222	8	8.43	$934,653	4.875	5.500	5.161	4.875	359.60	0.40	719	62.0
90.00 - 94.99	$6,411,625	7	7.23	$915,946	4.625	6.875	5.317	5.032	359.17	0.83	736	66.0
95.00 - 97.99	$10,808,144	9	12.19	$1,200,905	4.750	5.750	5.205	4.920	358.90	1.10	729	66.8
98.00 - 99.99	$973,982	1	1.10	$973,982	5.750	5.750	5.750	5.465	358.00	2.00	731	67.7
100.00 - 100.00	$62,217,436	67	70.18	$928,618	4.375	6.000	5.024	4.739	359.22	0.78	731	67.2
	$88,658,408	93	100.00	$953,316	4.375	6.875	5.088	4.802	359.20	0.80	730	66.6

Prepay Penalty Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3/27 LIB6M 3/2/1	$15,965,058	18	18.01	$886,948	4.375	5.875	4.720	4.435	359.35	0.65	720	68.9
5/25 LIB6M 5/4/3/2/1	$62,424,600	64	70.41	$975,384	4.625	6.875	5.131	4.846	359.11	0.89	734	67.2
7/23 LIB6M 5/4/3/2/1/1/1	$10,268,750	11	11.58	$933,523	5.125	5.625	5.394	5.109	359.55	0.45	717	59.0

$88,658,408 Group 2 Adjustable Rate Mortgage Loans

Prepay Penalty Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Number of Units

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5 - 9	$15,855,608	27	17.88	$587,245	4.375	6.000	5.062	4.777	359.22	0.78	734	66.2
10 - 14	$10,823,143	16	12.21	$676,446	4.375	6.000	5.050	4.765	359.44	0.56	741	68.5
15 - 24	$25,278,236	26	28.51	$972,240	4.375	6.875	4.994	4.708	359.11	0.89	743	65.1
25 - 49	$33,136,460	21	37.38	$1,577,927	4.625	5.750	5.122	4.836	359.24	0.76	710	67.0
50 - 99	$3,564,962	3	4.02	$1,188,321	5.500	6.000	5.666	5.381	358.73	1.27	770	69.4
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Year Built

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
< 1954	$8,425,380	11	9.50	$765,944	4.875	6.000	5.208	4.922	359.32	0.68	726	65.3
1954 - 1970	$44,634,468	46	50.34	$970,315	4.375	6.875	4.991	4.705	359.33	0.67	732	68.2
1971 - 1975	$6,084,905	6	6.86	$1,014,151	4.750	5.500	5.253	4.968	359.46	0.54	730	61.5
1976 - 1980	$12,451,254	11	14.04	$1,131,932	4.625	5.500	5.078	4.792	358.94	1.06	725	65.7
1981 - 1985	$7,481,480	8	8.44	$935,185	5.125	6.000	5.500	5.215	358.77	1.23	730	66.3
1986 - 1990	$9,580,922	11	10.81	$870,993	4.625	5.750	5.020	4.735	359.03	0.97	730	64.9
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**

Renovated

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
N	$77,361,655	82	87.26	$943,435	4.375	6.875	5.093	4.807	359.19	0.81	732	67.2
Y	$11,296,753	11	12.74	$1,026,978	4.750	5.750	5.053	4.768	359.33	0.67	717	62.2
	$88,658,408	**93**	**100.00**	**$953,316**	**4.375**	**6.875**	**5.088**	**4.802**	**359.20**	**0.80**	**730**	**66.6**